Boston Scientific



Delivering what's next.™

2003 ANNUAL REPORT

2003 was a year of unprecedented accomplishment for Boston Scientific. We made significant strides throughout the company. We experienced solid growth across the organization and became the leader in the international drug-eluting stent market. Most significantly, we recently received approval from the U.S. Food and Drug Administration to market our TAXUS™ Express²™ paclitaxel-eluting coronary stent system in the United States, positioning us for worldwide leadership in the treatment of coronary artery disease.

We are proud of the progress we made this year, but we are most excited about the potential it represents for our future. We are poised for dramatic growth and have every intention of maximizing the opportunity before us. With our commitment to research and development, alliances with developers of innovative technologies and our strong financial position, we believe we are uniquely positioned to continue to deliver what's next to clinicians and patients.

This annual report describes how Boston Scientific is fulfilling the pledge of *Delivering what's next*™ and demonstrates how everything we do is true to our mission of developing less-invasive medical devices that reduce risk, trauma, cost, procedure time and the need for aftercare. Featured throughout this report, you will find stories of patients' lives that have been changed for the better by our products and technologies.

Before we can deliver what's next, we must first be able to anticipate what's next. This report provides a glimpse into the future of the company and the field of less-invasive medicine, describing how we are leveraging the success of the TAXUS system to explore promising new therapies.





Product testing is an important part of Boston Scientific's quality program. Pictured above is advanced equipment used to measure the strength of our product components.





Boston Scientific's mission is to improve the quality of patient care and the productivity of health care delivery through the development and advocacy of less-invasive medical devices and procedures. This is accomplished through the continuing refinement of existing products and procedures and the investigation and development of new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare.

MISSION

波士頓科學公司的使命是通過開發和倡導盡可能少進入人體的醫療設備和程式來提高醫療護理的質量和衛生保健的效率。為完成這一使命, 我們將不斷地改進現有的產品和程式, 研究和開發那些能夠減小風險、減少外傷、降低成本、縮短療程以及後續護理的新技術。

La mission de Boston Scientific est l'amélioration de la qualité des soins cliniques et de la productivité de l'administration de ces soins grâce à la mise au point, la promotion et la défense de méthodes et de dispositifs médicaux moins invasifs. Ce but est atteint au moyen d'un perfectionnement continuel des produits et méthodes existants ainsi que par la recherche et la mise au point de nouvelles technologies visant à réduire les risques, le traumatisme, les coûts, la durée des interventions et la nécessité de suivi.

La misión de Boston Scientific Corporation es mejorar la calidad de la atención al paciente y la productividad del servicio de atención médica mediante el desarrollo y la recomendación de dispositivos y procedimientos médicos menos invasivos. Todo eso se logra mediante el constante perfeccionamiento de productos y procedimientos existentes y la investigación y el desarrollo de nuevas tecnologías que puedan reducir el riesgo, el trauma, el costo, el tiempo del procedimiento y la necesidad de atención o cuidado posteriores.

波斯顿科学公司的使命是通过开发和倡导尽可能少进入人体的医疗设备和程序来提高医疗护理的质量和卫生保健的效率。为完成这一使命, 我们将不断地改进现有的产品和程序, 研究和开发那些能够减小风险、减少外伤、降低成本、缩短疗程以及后续护理的新技术。

Bei Boston Scientific sind wir stets bemüht, die Qualität der Patientenbehandlung und die Leistungsfähigkeit der Gesundheits-versorgung durch die Entwicklung und Förderung von weniger invasiven medizinischen Geräten und Verfahren zu steigern – durch ständige Verbesserung bestehender Produkte und Verfahren sowie Erforschung und Entwicklung neuer Technologien, die Risiken, Verletzungen, Kosten, Behandlungszeiten sowie den Nachversorgungsbedarf reduzieren können.

La mission di Boston Scientific è migliorare la qualità dell'assistenza ai pazienti e la produttività delle prestazioni sanitarie tramite lo sviluppo e la promozione di procedure e dispositivi medicali meno invasivi. Tale obiettivo è perseguito mediante il perfezionamento continuo di procedure e prodotti esistenti nonché la ricerca e lo sviluppo di nuove tecnologie in grado di ridurre rischi, traumi, costi, durata degli interventi e necessità di assistenza.

ボストン・サイエンティフィック・コーポレーションは、低侵襲性治療器具および治療方法の開発、普及を通じ、患者看護の質と医療効率を向上させることを使命としています。この使命は、既存の製品および治療方法を絶えず改良し続け、また、危険や患者の精神的・肉体的負担、医療コスト、手技時間、アフターケアの必要を減らすことのできる新しい技術を探究し、開発することによって達成できるものです。

Boston Scientific beschouwt het als haar missie, de kwaliteit en produktiviteit van de zorgverlening aan patiënten te verbeteren door de ontwikkeling en gebruiksbevordering van minder invasieve medische hulpmiddelen en procedures. Aan het realiseren van deze doelstelling wordt gewerkt door een voortgaande verfijning van bestaande producten en procedures en door het verrichten van onderzoek naar en de ontwikkeling van nieuwe technologieën die kunnen bijdragen tot een vermindering van risico's, trauma, behandelingskosten, behandelings-duur en de noodzaak van nazorg.

Tá sé d'aidhm ag Boston Scientific feabhas a chur ar chaighdeán an chúraim a thugtar d'othair, agus dlús a chur faoin dóigh a gcuirtear cúram leighis ar fáil, trí fhorbairt agus trí chothú a dheánamh ar ionstraimí agus ar mhodhanna leighis nach gcuirfidh isteach ró-mhór ar an othar. Cuirtear é sin i bhfeidhm trí fhoirfiú leanúnach a dhéanamh ar na táirgí agus ar na cleachtais atá againn cheana féin, agus trí iniúchadh agus forbairt a dhéanamh ar theicneolaíochtaí nua a bheidh in ann laghdú a dhéanamh ar bhaol, ar thráma, ar chostais, ar an am a thógann na modhanna leighis, agus ar an ngá a bhíonn le iarchúram.

AS OUR COMPANY GROWS AND OUR TECHNOLOGY ADVANCES, THE FOLLOWING VALUES ARE THE UNCHANGING GUIDES FOR HOW WE CONDUCT OUR BUSINESS:

To provide our people with a strong understanding of our mission and shared values.

To think like our customers and work hard on their behalf.

To pay relentless attention to business fundamentals.

To bring a commitment to quality and a sense of urgency to everything we do.

To rely on one another, to treat each other well and to put the development and motivation of our people at the top of our priority lists.

To encourage innovation, experimentation and risk-taking.

To recognize bureaucracy as an enemy and not allow it to inhibit our good sense and creative spirit.

To provide shareholders with an attractive return through sustained high-quality growth.

To recognize and reward excellence by sharing Boston Scientific's success with our employees.



A Boston Scientific technician initiates an experiment in the company's analytical testing laboratory.

Pete Nicholas
Chairman of the Board

Jim Tobin
President and Chief Executive Officer



TO OUR SHAREHOLDERS AND EMPLOYEES:

The past year was an extraordinary one for Boston Scientific. At every level of the organization, we demonstrated to clinicians and patients the meaning of ***Delivering what's next***.

Most notably, this was the year we positioned ourselves to become the global leader in the treatment of coronary artery disease. We expect to achieve that leadership quickly, and the impact on Boston Scientific will be profound. The growth we anticipate in 2004 and beyond will help create a host of opportunities in the coming years.

TAXUS™ EXPRESS²™ PACLITAXEL-ELUTING CORONARY STENT SYSTEM

Recently, we received approval from the U.S. Food and Drug Administration (FDA) to market our TAXUS Express² paclitaxel-eluting coronary stent system in the United States. We have been working toward this moment for a long time, and our manufacturing, distribution, sales and marketing teams are fully mobilized to make this revolutionary new treatment for coronary artery disease available to patients throughout the country.

This significant milestone was the culmination of a remarkable series of accomplishments over the past year. Early in 2003, we launched the TAXUS system in Europe and other international markets, and we quickly achieved market share leadership in those markets. In September, we released outstanding data from TAXUS IV, our pivotal U.S. clinical trial, supporting the safety and efficacy of the TAXUS system for reducing restenosis. In November, an FDA advisory panel unanimously recommended that the FDA approve the TAXUS system, and in early 2004 we received flawless reports from the FDA teams inspecting our TAXUS system manufacturing facilities in Galway, Ireland and Maple Grove, Minnesota.

We have every reason to believe that we will soon achieve worldwide market leadership in drug-eluting stents. We are confident we can replicate in the U.S. the dramatic successes of our international efforts, which have been characterized by abundant supply, an effective sales force, and the strength of our clinical data. As a result, the TAXUS system has gained broad acceptance among clinicians.

The fact that global market leadership is within reach is a testament to the contributions and sacrifices of countless people. The investment required to develop the TAXUS system was enormous. It was generated through ongoing business revenue and enhanced through newly implemented efficiencies, policies and structures at virtually every level.

OTHER INNOVATIONS ACROSS THE COMPANY

We also made tremendous progress during the year in product areas beyond the TAXUS system. Our Endosurgery group enjoyed another strong year marked by double-digit growth and advances on a number of fronts. Perhaps most significant was the launch of the Enteryx® technology for the treatment of gastroesophageal reflux disease (GERD) symptoms. This promising new technology offers the possibility of an alternative therapy for many of the estimated 15 million people with GERD in the U.S. alone. In an important first step toward obtaining reimbursement, the Enteryx product was recognized for payment under Medicare's hospital outpatient payment system effective January 1, 2004. In February of 2004 the FDA granted approval to market the Prolieve™ Thermodilatation system for the treatment of symptoms related to Benign Prostatic Hyperplasia (BPH), a condition that affects millions of men. Endosurgery also introduced several new products in the area of women's health, and they made additional strides in developing and marketing other quality-of-life technologies. Their revenues reached nearly $1 billion and are expected to exceed that figure in 2004.

In addition to its groundbreaking work on the TAXUS system, our Cardiovascular group marked a number of other milestones, most notably obtaining European CE Mark for Liberté,™ our new coronary stent. The Liberté stent will serve as the platform for Boston Scientific's next-generation drug-eluting stent system, which we hope to launch in international markets during the second half of 2004. We also launched the Filterwire EX™ Embolic Protection System, the first filter-based system approved for the treatment of saphenous vein graft disease in the U.S., and we launched or made progress on a broad range of other products.

DELIVERING WHAT'S NEXT

The success of the TAXUS system will help fuel exploration of a wide array of new products and technologies, some of which are already under development, and some of which – like Liberté – expand on existing technologies. These products will take advantage of less-invasive therapies, and some may lead us in new directions. We are confident we have the people, the research and development capacity, and the vision to create new markets and therapies and to become the leader in those markets. We are working both internally and externally to develop the products and technologies of tomorrow. Some of the opportunities we are exploring and investing in include:

- Vascular sealing devices to close the arterial puncture sites required to perform many interventional procedures;
- Less-invasive endovascular stent-graft technology to repair life-threatening abdominal and thoracic aortic aneurysms;
- New stent technology – combined with embolic protection technology – to reopen carotid arteries while reducing the risks caused by embolic debris, as well as other technologies to treat peripheral vascular disease;
- Cooling technology to extend the therapeutic window for victims of ischemic stroke, reducing damage to brain tissue;
- Less-invasive therapeutic devices to treat fibroids and tumors in areas such as the uterus, liver, prostate, breast, kidney and bladder;
- Leadless implantable cardioverter defibrillators to control heart rhythm;
- Therapeutic technologies to help patients with pulmonary disorders such as asthma and emphysema;
- Single-use endoscope technology to improve colon cancer screening;
- Gene therapy to induce the formation of new blood vessels in heart tissue, reducing chest pain in patients suffering chronic angina;
- Stem cell therapy to minimize the deterioration of heart function after a heart attack, as well as other technologies to help heart attack victims.

PEOPLE AND PROGRESS

Through the dedication of people throughout our company, this has been an exceptionally successful year for Boston Scientific. Some of the highlights include:

- We hired more than a thousand people, the vast majority of whom are working on the TAXUS program. They and their coworkers – part of the 15,000-strong Boston Scientific family – helped make possible product launches in the U.S., Europe and other international markets. And they will help make us the leader in the treatment of coronary artery disease.
- We continued to increase productivity and enhance innovation through the Global Operations program, which has resulted in cumulative savings of approximately $600 million over the last three years. Our improved efficiencies have allowed us to increase investment in research and development.

- We recently announced three major expansions: construction of a new research and development building in Maple Grove; acquisition of land to build a new distribution center in the Netherlands; and acquisition of a 500,000 square foot office complex in Marlborough, Massachusetts, which will serve initially as the new headquarters for our Endosurgery group. These physical expansion plans reflect our strong growth and reinforce our confidence in the future.

- We welcomed back to our Board of Directors a new member who is also an old friend: John E. Pepper. John is Vice President, Finance and Administration of Yale University. Previously, he was Chairman of the Executive Committee of the Board of Directors of the Procter & Gamble Company, where he served in various positions since 1963, including Chairman of the Board from 2000 to 2002, Chief Executive Officer and Chairman from 1995 to 1999, President from 1986 to 1995, and a Director since 1984. John previously served as a Director of Boston Scientific before resigning to resume his position as Chairman of the Board of Procter & Gamble. In addition, Lawrence L. Horsch, who had been a member of the Board since 1995, retired from his position. We would like to take this opportunity to thank Larry for his distinguished service and many contributions.

- We received 32 FDA product clearances and approvals in the U.S. and 21 CE Mark approvals in Europe.

- We increased the company's matching contribution to the 401(k) Retirement Savings Plan, effective January 1, 2004. Those employees who contribute up to four percent of their pay will receive up to a four percent match from the company, and even those who can afford to contribute only one percent of their pay will receive a two-for-one match.

- We launched our new master brand, allowing us to present ourselves as the broad, unified company we are. In 2004 we will introduce our new packaging and labeling system, with the TAXUS system rolling out in the U.S. as the flagship product. As the master brand becomes part of Boston Scientific, it will embody who we are and what we stand for. It will represent our commitment to excellence, quality, leadership, integrity and, ultimately, to being the world's best medical device company. In short, our master brand will express what it means to be Boston Scientific.

It is rare that a company is so well positioned for dramatic growth and sustained leadership. It is also rare that such a position can be attributed not only to the contributions of so many people within the company, but also to the enduring legacy of the company itself. As we prepare to celebrate our 25th anniversary in 2004, we continue to be true to our original mission: to help patients through the development of less-invasive medical devices that reduce risk, trauma, cost, procedure time and the need for aftercare – in short, to deliver what's next. These core principles helped make TAXUS a reality, and they will help guide our future prospects, which have never been so bright.

Sincerely,

Jim Tobin
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Pete Nicholas
CHAIRMAN OF THE BOARD

March 26, 2004

This Annual Report contains forward-looking statements. Readers should consider the Cautionary Statement contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, which can be found later in this report.





In its annual "Shareholder Scorecard" edition, the Wall Street Journal rated the performance of the 100 largest U.S.-based companies, by market capitalization. Boston Scientific was the only company to receive an "A" rating (top 20 percent) for performance during all four time periods: 1-year return, 3-year return, 5-year return and 10-year return.

Between 2001 and 2003, Boston Scientific made more than 100 external alliances and investments.

During the past 5 years, Boston Scientific has increased its Clinical Program spending nearly fivefold.

In its first year of operation, the Boston Scientific Foundation donated more than $1 million to help improve the health and education of those in need.

In 2003, Boston Scientific shipped more than 18 million devices worldwide.

In 2004, Boston Scientific will proudly celebrate its 25th Anniversary.

During the past 5 years, Boston Scientific more than doubled its R&D spending.

Boston Scientific is the largest less-invasive medical device company dedicated to providing products for Interventional Cardiology, Neurovascular, Peripheral Interventions, Vascular Surgery, Electrophysiology, Endoscopy, Urology, Gynecology and Oncology.

People are proud to work at Boston Scientific. In 2003, nearly 40 percent of all new external hires were recruited through employee referrals.

Based on its 2003 revenues, Boston Scientific joined the 'Fortune 500' list of the 500 largest companies in the United States.

In 2003, Boston Scientific's lean manufacturing practices saved more than 130,000 square feet of manufacturing space, which was subsequently converted to TAXUS production.

In 2003, Boston Scientific's Maple Grove facility was named one of the best plants in North America by Industry Week *magazine.*

THE BOSTON SCIENTIFIC FAMILY IS 15,000 PEOPLE DRIVEN BY THREE SIMPLE WORDS – DELIVERING WHAT'S NEXT. IT'S OUR COMPANY PHILOSOPHY. IT'S OUR APPROACH TO EVERYTHING WE DO. IT'S THE GOAL THAT DRIVES NEW PRODUCT IDEAS, CURRENT PRODUCT ENHANCEMENTS AND FUTURE R&D OPPORTUNITIES. BY DEFINITION WE ARE A DEVELOPER AND MANUFACTURER OF LESS-INVASIVE MEDICAL DEVICES. BY CHOICE WE'RE DELIVERING WHAT'S NEXT TO A WORLD THAT'S WAITING FOR WHAT'S NEXT.



TAXUS and Beyond

THE TAXUS PROGRAM: WORKING TOWARD WORLDWIDE LEADERSHIP

The TAXUS program began seven years ago as a promise to revolutionize the treatment of coronary artery disease. Today we are turning that promise into reality: the TAXUS Express[2] paclitaxel-eluting coronary stent system has proved safe and effective in reducing restenosis in patients around the world.

In 2003 and early 2004, we achieved a number of significant milestones, including:

- Approval from the U.S. Food and Drug Administration to sell the TAXUS system in the United States, a culmination of years of hard work by many people at Boston Scientific;
- A successful U.S. launch characterized by our ability to meet market demand with unconstrained supply. Quantities available at launch exceeded our original plan and will be maintained, with an initial monthly target production capacity of 100,000 units;
- Market leadership in drug-eluting stent sales outside the United States, with international sales of nearly $200 million in 2003;
- Broad acceptance of the TAXUS system among clinicians around the world, many of whom have praised its ease of deliverability;
- An outstanding effort by our international sales force, which is being echoed in the U.S. Our U.S. sales team received 24 months of pre-launch sales training, giving them expertise that is proving crucial in introducing the TAXUS system to U.S. clinicians.

"The availability of the TAXUS system will positively impact patients' lives, meaning they will not have a recurrence of angina, they will not need to undergo repeat angiograms, angioplasties or cardiac surgery in the future. The TAXUS system truly will increase the quality of their lives and increase the general health of society as a whole."

Gregg W. Stone, M.D., TAXUS IV Clinical Trial Principal Investigator and Vice Chairman of The Cardiovascular Research Foundation at the Lenox Hill Heart and Vascular Institute, New York.



"How wonderful it is that you can actually cure not only local disease but also maybe change the state of mind, the attitude to life, and bring that patient back to being normal again. You have a wonderful technology to sell to physicians and, in particular, to patients."

Professor Eberhard Grube, M.D., TAXUS I Clinical Trial Principal Investigator and Chief of Cardiology/Angiology at the Heart Center Siegburg, Germany.





TAXUS CLINICAL PROGRAM: A SUCCESS STORY CONTINUES WITH TAXUS IV

In September of 2003, we learned that our pivotal U.S. clinical trial, TAXUS IV, had delivered just what we had hoped for: large-scale confirmation of the safety and efficacy of our paclitaxel-eluting coronary stent system in reducing restenosis.

The TAXUS IV results were groundbreaking. The data for target lesion revascularization (TLR), target vessel revascularization (TVR), and major adverse cardiac events (MACE) proved to be the lowest ever reported in a pivotal U.S. drug-eluting stent trial. The benefits reported at nine months were also maintained at twelve months, further reinforcing the power of the data and the TAXUS system. In challenging cases such as diabetics, small vessels and long lesions, the benefits were also maintained.

The favorable results in diabetic patients may be important, because diabetic patients are far more likely than non-diabetics to experience restenosis following angioplasty and stenting with bare-metal stents. Given that diabetic patients are expected to represent up to 40 percent of coronary interventions, the TAXUS drug-eluting stent technology could provide a critical treatment option for this population.

TAXUS IV CLINICAL TRIAL

The TAXUS IV study enrolled 1,326 patients at 73 sites in the United States. It compared the benefits to patients receiving a TAXUS paclitaxel-eluting stent with those receiving a bare-metal control stent. The results at nine months were impressive:


TLR
IN-SEGMENT RESTENOSIS
MACE
3.0%
7.9%
8.5%
TAXUS
11.3%
26.6%
15.0%
CONTROL

TLR (Target Lesion Revascularization) – A repeat percutaneous intervention of the target lesion or bypass surgery of the target vessel involving the target lesion.

IN-SEGMENT RESTENOSIS – The rate of binary restenosis on the stented vessel segment plus 5 mm beyond each end of the stent.

MACE (Major Adverse Cardiac Events) – Includes cardiac death, myocardial infarction, and TVR (target vessel revascularization).

TAXUS CLINICAL DATA AS THE FOUNDATION FOR EXPANDED INDICATIONS

The positive TAXUS IV data bodes well for future applications of drug-eluting stent technology. We believe that as more clinical data becomes available, the TAXUS system will drive an expansion of the drug-eluting stent market, offering further evidence that the TAXUS system is safe and effective as a device for treatment of particular segments of the coronary disease market (possible segments include patients with longer lesions, in-stent restenosis, left main disease, multi-vessel, bifurcated and large vessel lesions, and acute myocardial infarction). Expansion into new indications may also allow this device to be used in other parts of the vasculature, such as renal arteries and lower leg vessels. Boston Scientific's Clinical Sciences team will continue to work aggressively to pursue expanded indications for the TAXUS system.

Boston Scientific is also conducting post-market registries to monitor and analyze "real world" results associated with the use of the TAXUS system in approximately 5,000 patients, with hopes to include an additional 5,000. These registries include the multinational WISDOM and MILESTONE II registries, and the U.S.-based ARRIVE registry. In addition, plans are underway for new clinical trials using the Liberté stent, the platform for our next-generation drug-eluting stent system.

AWARD-WINNING MANUFACTURING CAPABILITIES

For several years, Boston Scientific has been rigorously preparing to meet the demands that TAXUS production will place on our domestic and international manufacturing capabilities. During this period of transition – as we developed the capability for mass production of a complex device-drug product – our capital investment in facilities, equipment and infrastructure increased dramatically. In the past two years alone, we have devoted nearly $100 million – approximately one-third – of our capital budget to TAXUS-related improvements, with the following results:

- More than 2,000 people currently work in our Galway and Maple Grove plants on TAXUS system production;
- Each plant provides complete manufacturing capabilities, including bare-metal stent production, catheter production, stent coating, system assembly and analytical testing. This vertically integrated structure provides critical redundancy;
- Together, the two plants have the capacity to handle an estimated 85 percent worldwide market share with additional surge capacity.

This positive assessment of our preparedness is not only an internal view; our manufacturing systems and capacities have been recognized by respected independent sources as well. Our Maple Grove plant won *Industry Week* magazine's Best Plant award, a recognition given to only ten manufacturing facilities from all industries in North America.



The TAXUS Express[2] paclitaxel-eluting coronary stent system consists of the Express[2] coronary stent mounted on the Maverick® balloon catheter. The Translute™ polymer that is applied to the stent controls the release of the drug paclitaxel from the stent surface into the artery wall. Paclitaxel interferes with multiple mechanisms associated with restenosis.

"Right after the procedure, I felt much better. My life changed back to normal. I was no longer depressed. So I would recommend this treatment to any other patient because I feel so good. It changed my life."

First patient from TAXUS I Clinical Trial



Our success is due to our commitment to searching out new opportunities and in assessing the best technology to serve those opportunities.





A Boston Scientific chemist analyzing a product using a high performance liquid chromatograph. *(Above and top)*

BEYOND TAXUS: NEXT-GENERATION DRUG-ELUTING STENT SYSTEMS

The TAXUS system represents the first of many drug-eluting stents in our pipeline, and we are already well on our way to delivering what's next. The Liberté bare-metal stent, launched in international markets in the first quarter of 2004, will serve as the platform for Boston Scientific's next-generation drug-eluting stent system. The Liberté stent is engineered to provide enhanced flexibility, vessel conformability and strength. We hope to launch the TAXUS Liberté drug-eluting stent system in international markets during the second half of 2004.

The Liberté stent features:

- Thin struts for excellent conformability;
- Enhanced TrakTip™ for improved crossability;
- Shield Technology™ for confident placement;
- Maverick²™ catheter technology for ease of deliverability.

We are also making significant enhancements to our Maverick balloon catheter technology, already the premier balloon catheter worldwide. Our next-generation balloon catheter technology provides a lower profile compared to the Maverick balloon catheter, as well as improved delivery.

BENEFITING PATIENTS AND SOCIETY

The promise of TAXUS is now a reality, and it is a reality that is benefiting both patients and society.

Drug-eluting stent technology is truly revolutionary. It is rapidly and profoundly changing the way coronary artery disease is treated, and it has the potential for making that change even more profound in the future. Bare-metal stents were a revolution in their own right, but the reintervention rate was unacceptably high, sometimes as high as 20 percent. With TAXUS IV, we saw a reintervention rate of only three percent. We believe that with such low reintervention rates and such successful clinical outcomes, drug-eluting stents may prompt a shift away from open-heart surgery to this less-invasive alternative, in more and more patients.

The benefits to society could be profound as well. Worldwide, more than 16 million people a year die from coronary artery disease. Countries around the world struggle with rising health care costs, and coronary artery disease is one of the most expensive diseases to treat. Yet treating it can help add quality years to patients' lives, and drug-eluting stents are a highly cost-effective means of helping give people these added years.

What's coming. What's possible.

THE DEVELOPMENT OF LESS-INVASIVE TECHNOLOGIES

Boston Scientific develops new products and technologies through a mix of organic research and development, investments in external alliances and acquisitions.

Most Boston Scientific technologies – whether diagnostic, therapeutic, device only or device-drug therapy combinations – are created to provide less-invasive alternatives to traditional treatment methods. These technologies are designed to:

- Provide clinicians with safer, more effective diagnostic and therapeutic tools;
- Enable clinicians to make diagnoses and intervene earlier;
- Create procedures that are easier for clinicians to perform and that reduce patient trauma;
- Minimize or reduce repeat procedures and aftercare;
- Decrease costs compared to traditional diagnostic and therapeutic procedures.

Certain of these technologies are currently under development internally, while others are in cooperative development externally. Some are in the very early stages of development while others are further along in the development process. These technologies will promote less-invasive therapies, and some may take us into completely new areas of patient treatment. The following pages describe some of the opportunities we are exploring.



The Matrix® Detachable Coil is a platinum coil coated with a bioabsorbable co-polymer that is inserted through the femoral artery, advanced into the brain, and coiled into an aneurysm to prevent it from rupturing. Once inserted, the co-polymer reabsorbs and promotes healing of the aneurysm.

"The words 'brain aneurysm' are scary. So when I found out that I had one, I was terrified. The good news was that a new technology became available. My doctor just inserted a little coil in the aneurysm to keep it from getting bigger or rupturing. I was back on the golf course in just a couple of weeks. I'm enjoying life again."

First Matrix Coil Patient





Innovation at Boston Scientific is the process of making "the impossible" mainstream. Our commitment to excellence enhances our capacity to deliver what's next every day.



A Boston Scientific analyst performing high magnification imaging using a scanning electron microscope. *(Above and top)*

LONG-TERM MARKET OPPORTUNITIES: MORE THAN $1 BILLION

Clinical Challenge:

Acute Myocardial Infarction (AMI or heart attack) occurs when the blood supply to part of the heart muscle is stopped. As a result, permanent damage to the heart tissue and muscle may occur.

What's Next:

- Currently, **drug-eluting stents** are not indicated for use in AMI patients. However, we believe it may be feasible to use drug-eluting stent technology to prevent restenosis in AMI patients.
- In coronary or carotid interventions, vessels are dilated and are then supported by a stent. When the vessel is enlarged or upon stent placement, it may release embolic debris. This debris may get caught in the microvasculature of the heart or brain and may cause a heart attack or a stroke. We plan to investigate the use of **embolic protection technology** in AMI patients. When embolic protection is used in the course of intervention, most debris is caught before it can cause harm.
- We are exploring the use of **cooling technology or systemic hypothermia,** which could extend the therapeutic window or decrease the amount of heart tissue damage caused by an AMI.
- We are also assessing the use of **thrombectomy devices** for removal of thrombotic debris.
- **Stem cell therapy** may, among other things, reduce the deterioration of heart function after a heart attack.

Clinical Challenges:

- **Coronary artery disease** may occur in more than one coronary artery. Patients who have coronary artery disease at the **bifurcation of an artery** (where an artery branches or divides) are especially difficult to treat.
- **Visibility** to diseased coronary arteries is important in diagnosing the extent of the disease and assessing treatment options.
- Clinicians need **easy access** to coronary arteries to perform interventional procedures. Access to the treatment site is provided by a guidewire that serves as a track that allows devices like balloons and stents to travel to the diseased site in the artery.

What's Next:

- We plan to study the use **of drug-eluting stents in patients with multi-vessel coronary disease** as an alternative to surgical intervention.
- Current bifurcation technology is complex and may result in complications including procedural failure and MACE. We are working on a **novel delivery system design** combined with our current drug-eluting stent technology that may provide improved access to and protection of the side-branch vessel while treating the main diseased vessel.
- Used in conjunction with angiography, IVUS (Intravascular Ultrasound) technology gives physicians an image of the plaque in patients' arteries. We are investing in technology that would advance IVUS to **GIVUS** (Guided IVUS) by adding navigation and 3D imaging technology, enabling clinicians to better assess a diseased vessel.
- Development of new **guidewire technology** may improve a clinician's ability to steer and control the guidewire for easier access to the treatment site.

Clinical Challenge:

Brain death starts to occur in just four to six minutes after someone experiences **sudden cardiac arrest**. If cardiac arrest occurs from a heart rhythm abnormality, survivors are at risk for another cardiac arrest, especially if they have underlying heart disease.

What's Next:

Current implantable cardioverter defibrillators (ICDs) deliver high-energy electrical shocks when the heart is beating in a rapid, uncontrolled fashion. These shocks restore the heart beat to a normal rhythm. Traditionally, ICDs are indicated for patients who have survived a sudden abrupt loss of heart function or have a history of heart rhythm abnormalities. In recent years, encouraging data have been reported from clinical studies investigating the prophylactic use of ICDs. We are investing in the **next-generation of implantable cardioverter defibrillators**, which may not need to be connected to the heart by insulated wires (leads) as is done today. A leadless device would simplify the implant procedure and potentially reduce long-term complications related to implantable leads. This technology may expand the number of cardiologists willing to implant ICDs, thus reaching a broader patient population.

Clinical Challenge:

The incidence of **chronic lung diseases** like asthma or emphysema is on the rise, and treatment options for a large portion of these patients currently require life-long drug therapy or major surgery.

What's Next:

We are investing in less-invasive **therapeutic technologies** that could be introduced into the lungs through the mouth and throat, using a bronchoscope, to help treat patients with pulmonary disorders. A bronchoscope is a flexible tube used for visualizing and passing devices into the lungs.

Clinical Challenge:

The growth of **colon cancer screening** will continue to require better video imaging and diagnostic technologies that will allow for greater efficiency when colonoscopies are performed.

What's Next:

The current technology for a colonoscopy procedure involves the use of a reprocessed endoscope system. We are developing **single-use endoscope technology** that would provide every patient a new endoscope and may improve clinical outcomes. In addition, this technology would reduce procedure time and increase procedural efficiency.

Clinical Challenge:

Treatment of **fibroids and tumors** in areas such as the uterus, liver, prostate, breast, kidney and bladder could be improved by less-invasive procedures.

What's Next:

- We continue to study the use of **radio-frequency energy** to selectively ablate abnormal soft tissue.
- We continue to research **embolic therapy** to restrict blood flow to vessels that feed tumors and fibroids.
- Also, we are exploring **catheter-based drug delivery** through the use of **microsphere embolic agents** that carry drugs to a targeted site and **heat therapy** for activation of drugs at a target site.



The Hydro ThermAblator® (HTA®) Endometrial Ablation System is used during an outpatient procedure requiring no incisions. Local anesthesia is administered to the patient before a hysteroscopic sheath is inserted through the cervical canal and into the uterine cavity. Heated saline is circulated throughout the uterus to ablate the lining responsible for excessive uterine bleeding.

"Excessive uterine bleeding interfered with my day-to-day life. The alternative – a hysterectomy – was not an option I wanted to consider. Then my doctor told me there was a new procedure available. I did it. Now I don't worry every month. My life is back to normal."

HTA System Patient



The ability to treat and favorably resolve a patient's illness with a single procedure — versus subjecting that patient to a lifetime of treatment — is essentially removing a chronic illness from the patient's life.





A Boston Scientific analyst examines the coating quality of stents to optimize new formulation and process technologies. *(Above and top)*

LONG-TERM MARKET OPPORTUNITIES: BETWEEN $500 MILLION AND $1 BILLION

Clinical Challenge:

Arterial punctures are required to perform interventional procedures such as coronary stenting. Bleeding at the puncture site is generally stopped by placing pressure on the puncture site for up to 30 minutes.

What's Next:

We are investing in **vascular sealing** technologies that are used to close arterial puncture sites. High Intensity Focused Ultrasound (HIFU) technology is completely non-invasive and is being investigated to close the puncture site by delivering heat. HIFU is an energy form that precisely focuses sound waves in a manner that is analogous to the way a magnifying glass focuses light. By focusing the sound waves on the puncture site it rapidly coagulates the surrounding tissue, closing the puncture site and stopping the bleeding in a few minutes.

Clinical Challenge:

Chronic **angina** or chest pain is often due to the lack of oxygen to heart tissue.

What's Next:

We are investing in catheter-based delivery of **gene therapy** to the heart, which may induce the formation of new blood vessels in heart tissue, thus increasing blood supply and oxygen helping to improve heart function and reduce chest pain.

Clinical Challenge:

Ischemic stroke is the most common type of cerebral stroke, accounting for about 70 to 80 percent of all strokes. It occurs when a blood clot forms and blocks blood flow in an artery bringing blood to the brain.

What's Next:

- We are exploring **cooling technology or systemic hypothermia**, which could extend the therapeutic window or increase the amount of time until a patient is treated, reducing damage to brain tissue.
- **Mechanical retrieval devices** are also being investigated as a less-invasive approach to the removal of clots and embolic tissue. These devices may take the form of brushes, filters, baskets or miniature vacuums.
- We also plan to leverage our current stent technology in the development of **intracranial stents** that treat atherosclerotic disease in the brain.

Clinical Challenge:

Abdominal and thoracic aortic aneurysms are life-threatening conditions. The aorta is the main vessel that carries blood from the heart to the rest of the body. An abdominal or thoracic aneurysm is a bulging section in the wall of the aorta that has become weak. This condition may lead to aortic rupture, causing severe bleeding that can lead to death.

What's Next:

Conventional approaches to aortic aneurysms involve major surgery. A fabric conduit known as a graft is implanted to reinforce the weak section of the aortic wall. Placing endovascular stent grafts to repair aortic aneurysms has allowed physicians to make smaller incisions. We are investing in less-invasive **endovascular stent-graft technology** that allows a physician to deliver a device through a small puncture in the groin, eliminating the need for surgical incisions.

Clinical Challenges:

- **Peripheral vascular disease** is a condition that arises when vessels that supply blood to the legs, kidney, arms or neck become narrowed or blocked. Patients who suffer from end-stage renal disease may experience this narrowing or blocking at their dialysis access site.
- Peripheral vascular disease in **the superficial femoral arteries** impairs efficient blood supply to the legs.
- The **carotid arteries**, located on either side of the neck, are the main conduits for blood flow to the brain. When narrowing occurs, patients become at risk for stroke.

What's Next:

- We are investigating the use of **drug-eluting stent technology to treat peripheral vascular diseases** in renal and superficial femoral arteries. In addition, we are exploring the use of drug-eluting stents to maintain flow in dialysis access sites (hemodialysis access management).
- We are investing in **cryovascular technology**, using nitrous oxide to provide precise freezing of the diseased artery during balloon angioplasty. This new procedure is designed to reopen the artery and reduce the post-procedure rate of restenosis.
- We are working on **new stent technology combined with embolic protection technology** designed to reopen narrowed or blocked carotid arteries while catching most embolic debris before it reaches the brain.

Developing markets through knowledge leadership

Boston Scientific is committed to being the leader in less-invasive technology markets worldwide. It is our intention to be the knowledge leader in these markets as well.

To this end, Boston Scientific is helping to educate clinicians worldwide, through fellowships and other programs, in the use of new device technology. We are helping to train U.S. interventional neuroradiologists in the use of our Matrix Detachable Coils, a less-invasive alternative to traditional surgery that promotes the healing of brain aneurysms. At present, there are only about 300 interventional neuroradiologists nationwide, concentrated primarily in metropolitan areas, who are trained to use this breakthrough technology. Since more than 30,000 Americans per year will suffer aneurysm hemorrhages, there is an urgent need to train more surgeons so patients throughout the country can benefit from this treatment option.

We are also using physician education campaigns to help expand the market for the Enteryx procedure, our new endoscopic therapy for the treatment of symptoms related to gastroesophageal reflux disease (GERD), or acid reflux disease. Our ultimate goal for the U.S. is to train 4,500 endoscopists in this injectible, less-invasive treatment, bringing the possibility of relief to many of the estimated 15 million people with GERD in the U.S. alone.

Patient education – providing patients with the information necessary to advocate for themselves – is another element of our development strategy. We have established a relationship with Body1, a developer of patient education websites, to create online resources for patients. These websites provide detailed and objective information about current treatment options for a broad range of illnesses and conditions. Sites we have sponsored to date include **www.fibroids1.com**, providing information for uterine fibroids patients, **www.uterus1.com**, for patients with abnormal uterine bleeding, and **www.reflux1.com**, for GERD patients. We are also exploring patient outreach opportunities – including additional specialized websites – in a number of other areas.

As the company continues to grow and patients become more sophisticated health care consumers, we will use our knowledge leadership position to take advantage of additional growth opportunities in patient education and physician education and training, as well as opportunities in the area of direct-to-consumer outreach.


PRIMER

The Enteryx technology is a patented liquid polymer delivered by injection through an endoscope into the muscle of the lower esophageal sphincter. The polymer solidifies into a sponge-like material when it is injected into the tissue, augmenting the lower esophageal sphincter and helping to prevent or reduce reflux of gastric acid into the esophagus. The procedure takes approximately 30 minutes and is done under conscious sedation.

"I've been taking so many medications for my acid reflux I've lost count. In addition to all the meds, I had to give up my favorite foods. That was until my doctor performed a minor procedure. Now, I'm as good as new and enjoying my favorite foods again."

Enteryx Patient





2003

CONSOLIDATED FINANCIAL STATEMENTS

BOSTON SCIENTIFIC AND SUBSIDIARIES

FINANCIAL TABLE OF CONTENTS



Overview

Boston Scientific Corporation (Boston Scientific or the Company) is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties. The Company's mission is to improve the quality of patient care and the productivity of health care delivery through the development and advocacy of less-invasive medical devices and procedures. This is accomplished through the continuing refinement of existing products and procedures and the investigation and development of new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare. The Company's approach to innovation combines internally developed products and technologies with those obtained externally through strategic acquisitions and alliances.

The Company's products are used in a broad range of interventional medical specialties, including interventional cardiology, peripheral interventions, vascular surgery, neurovascular intervention, electrophysiology, endoscopy, oncology, urology and gynecology.

Management's discussion and analysis (MD&A) begins with an executive summary that outlines the financial highlights of the Company during 2003 and discusses the drug-eluting stent opportunity that may impact future operations. Following the executive summary is an examination of the material changes in operating results for 2003 as compared to 2002, and the operating results for 2002 as compared to 2001. The discussion then provides an examination of liquidity, focusing primarily on material changes in operating, investing and financing cash flows, as depicted in the consolidated statements of cash flows, and the trends underlying these changes. Finally, MD&A provides information on market risk exposures and certain legal matters.

All references in MD&A, the consolidated financial statements and the notes thereto related to common shares, share prices and per share amounts have been retroactively restated for the two-for-one common stock split that was effected in the form of a 100 percent stock dividend on November 5, 2003.

Executive Summary

Net sales for the year ended December 31, 2003 were $3,476 million as compared to $2,919 million in 2002, an increase of 19 percent. Excluding the favorable impact of $162 million of foreign currency fluctuations, net sales increased 14 percent.

The growth in net sales of the Company in 2003 was largely a result of sales of its TAXUS™ paclitaxel-eluting coronary stent system that was launched in its Europe and Inter-Continental markets during the first quarter of 2003. TAXUS stent sales in these markets in 2003 were approximately $200 million and represented leading market share positions exiting 2003. On a worldwide basis, the Company's Cardiovascular and Endosurgery groups experienced sales growth of 21 percent and 14 percent, respectively.

The Company expects to achieve significant sales growth in 2004 following the launch of the TAXUS™ stent system in the United States (U.S.) in the first quarter of 2004. The Company believes drug-eluting stent technology represents one of the largest market opportunities in the history of the medical device industry. It is estimated that the annual worldwide market for coronary stents, including drug-eluting stents, may grow to more than $5 billion in 2005. The Company believes it is poised to take advantage of the drug-eluting stent opportunity for a variety of reasons, including its more than six years of scientifically rigorous research and development, the clinical results of its TAXUS clinical program, the success of the TAXUS stent system in Europe and Inter-Continental markets where the product has been launched, the combined strength of the components of its technology, its overall market leadership, and its sizable interventional cardiology sales force. In addition, in order to capitalize on this opportunity, the Company has made significant investments in its sales, clinical and manufacturing capabilities.

Gross profit increased to $2,515 million, or 72.4 percent of net sales in 2003 from $2,049 million, or 70.2 percent of net sales in 2002. The increase in gross profit was partially used to fund additional spending on research and development platforms, particularly related to the drug-eluting stent program, and additional costs incurred to strengthen the

Company's sales and marketing organization. The reported net income for 2003 was $472 million, or $0.56 per diluted share, as compared to $373 million, or $0.45 per diluted share, in 2002. The reported results for 2003 included net after-tax charges of $49 million, or $0.06 per diluted share, compared to net after-tax charges of $40 million, or $0.05 per diluted share, in 2002.[1]

The Company continued to generate strong cash flow during 2003. The Company's cash provided by operating activities was $787 million in 2003 and $736 million in 2002. Cash generated from operating activities was used in part to fund the Company's TAXUS program and various research and development initiatives, to pay for acquisition-related obligations and strategic alliances, and to repurchase Company stock on the open market.

Results of Operations

Financial Summary

Years Ended December 31, 2003 and 2002

Net Sales

U.S. revenues increased approximately 10 percent to $1,924 million during 2003. A significant percentage of the increase was attributable to sales growth in the U.S. Cardiovascular division. Coronary stent revenues in the U.S. increased by approximately $35 million or 19 percent in 2003 compared to 2002 as a result of sales of the Company's Express2™ coronary stent that was launched in September 2002. Sales from other Cardiology products, including the Maverick™ line of coronary angioplasty balloons and the FilterWire EX™ embolic protection device that was launched in June of 2003, also increased by approximately $50 million or 6 percent compared to 2002. The remainder of the increase in U.S. revenues was related to sales growth in each of the other five U.S. divisions. Significant drivers of this growth include approximately $15 million of increased sales of its Guglielmi Detachable Coils (GDC®), which received FDA clearance for expanded treatment of brain aneurysms in August of 2003, and approximately $15 million in increased sales of certain women's health devices, including the Hydro ThermAblator®, which the Company acquired in conjunction with a 2002 business combination.

International revenues increased approximately 33 percent on an as reported currency basis to $1,552 million during 2003. On a constant currency basis, international revenues increased 20 percent for 2003, compared to the same period in the prior year. The Company's Europe and Inter-Continental regions had combined sales growth of 51 percent on an as reported currency basis, and 33 percent on a constant currency basis compared to 2002. The increase was primarily due to approximately $200 million in sales of the TAXUS stent system, which the Company launched in its Europe and Inter-Continental markets during the first quarter of 2003. The remainder of the increase in revenue in these markets was due to incremental growth in various product franchises, none of which were individually significant.

During 2003, Japan revenues increased by approximately 10 percent on an as reported currency basis and 2 percent on a constant currency basis compared to 2002. The Company was able to achieve growth in Japan as a result of increased sales of various product franchises, including the Company's ultrasound product line, and peripheral vascular stents and balloons. The growth in Japan was limited, however, due to a $20 million decrease in coronary stent sales, which was largely attributable to competitive product offerings and the lack of physician acceptance of the NIR® coronary stent platform. The Company launched its Express2 coronary stent system in Japan in the first quarter of 2004 and expects to achieve revenue growth in Japan in 2004 relative to 2003 primarily as a result of this launch.

Worldwide coronary stent sales increased 66 percent to $528 million in 2003 compared to $318 million in 2002. The increase was primarily due to approximately $200 million in sales of the TAXUS stent system in the Company's Europe and Inter-Continental markets. The Company's U.S. bare metal stent revenue, which approximated $210 million for 2003, declined throughout 2003 following the introduction of a competitor's drug-eluting stent system, as physicians converted interventional procedures to this new technology.

[1]The 2003 net after-tax charges consisted of purchased research and development costs primarily attributable to acquisitions, and charges related to litigation with the Federal Trade Commission and product liability settlements. The 2002 net after-tax charges consisted of purchased research and development associated with acquisitions, costs related to the Company's global operations strategy that was substantially completed in 2002, a charitable donation to fund the Boston Scientific Foundation, special credits for net amounts received in connection with settlements of litigation related to rapid exchange catheter technology, and a tax refund of previously paid taxes.

The Company estimates that, as of December 31, 2003, physicians have converted approximately 50 percent of the stents used in interventional procedures in the U.S. from bare metal stents to drug-eluting stents.

The following table provides sales by region and relative change on an as reported and constant currency basis for the years ended December 31, 2003 and 2002, respectively:

	December 31,		Change	
(in millions)	2003	2002	As Reported Currency Basis	At Constant Currency Basis
United States	$ 1,924	$ 1,756	10%	10%
Europe	$ 672	$ 456	47%	26%
Japan	541	494	10%	2%
Inter-Continental	339	213	59%	48%
International	$ 1,552	$ 1,163	33%	20%
Worldwide	**$ 3,476**	**$ 2,919**	**19%**	**14%**

The following table provides worldwide sales by division and relative change on an as reported and constant currency basis for the years ended December 31, 2003 and 2002, respectively:

	December 31,		Change	
(in millions)	2003	2002	As Reported Currency Basis	At Constant Currency Basis
Cardiovascular	$ 2,168	$ 1,797	21%	15%
Electrophysiology	113	101	12%	8%
Neurovascular	223	169	32%	23%
Cardiovascular	**$ 2,504**	**$ 2,067**	**21%**	**15%**
Oncology	$ 166	$ 143	16%	12%
Endoscopy	580	513	13%	8%
Urology	226	196	15%	13%
Endosurgery	**$ 972**	**$ 852**	**14%**	**10%**
Worldwide	**$ 3,476**	**$ 2,919**	**19%**	**14%**

The Company's international operating regions and divisions are managed on a constant currency basis, while market risk from changes in currency exchange rates is managed at the corporate level.

Gross Profit

Gross profit increased to $2,515 million in 2003 from $2,049 million in 2002. As a percentage of net sales, gross profit increased by 220 basis points to 72.4 percent in 2003 from 70.2 percent in 2002. Approximately 200 basis points was due to operational cost improvements primarily achieved through the Company's 2000 global operations strategy; approximately 130 basis points was the result of shifts in the Company's product sales mix toward higher margin products, primarily coronary stents; and approximately 100 basis points was the result of the elimination of costs associated with the implementation of the Company's global operations strategy incurred in 2002. These improvements in gross profit were partially offset by approximately 100 basis points related to increased period expenses, including start-up costs primarily associated with the Company's TAXUS stent system production. The Company anticipates that its gross profit percentage will continue to increase during 2004 following the U.S. launch of the Company's TAXUS stent system.

Operating Expenses

The following is a summary of certain operating costs and expenses for 2003 and 2002:

	2003		2002	
(in millions)	$	% of Net Sales	$	% of Net Sales
Selling, general and administrative expenses	1,171	33.7	1,002	34.3
Amortization expense	89	2.6	72	2.5
Royalties	54	1.6	36	1.2
Research and development expenses	452	13.0	343	11.8

Selling, General and Administrative (SG&A) Expenses

The increase in SG&A expenses in 2003 primarily related to approximately $95 million in additional marketing programs, increased headcount and higher employee compensation, primarily attributable to the TAXUS stent program, and, to a lesser degree, to support the Company's other product franchises; and approximately $45 million in increased expense due to foreign currency translation. The decrease in SG&A expenses as a percentage of net sales was primarily attributable to the Company's efforts to control general and administrative expenses. The Company anticipates that SG&A expenses will continue to increase in terms of dollars in 2004, but decrease as a percentage of net sales, excluding the impact of any future acquisitions, due to significant expected revenue growth and management's intention to grow SG&A spending at a slower rate than revenue.

Amortization Expense

The increase in amortization expense was primarily the result of amortization of intangible assets acquired during 2002 and 2003.

Royalties

The increase in royalties was due to increased sales of royalty-bearing products, including approximately $10 million of royalties payable on sales of the Company's TAXUS stent system, and approximately $5 million of increased royalties on certain nitinol products, including the FilterWire EX embolic protection device. The Company expects that its royalties will significantly increase as sales of its TAXUS stent system increase. In addition, the Company continues to enter strategic technological alliances, some of which may include royalty arrangements.

Research and Development Expenses

The investment in research and development dollars reflects spending on new product development programs as well as regulatory compliance and clinical research. The increase in research and development expenses was primarily attributable to $55 million of increased investment in the development of, and clinical trials relating to, the Company's drug-eluting stent franchise. In addition, the Company had increased investment of approximately $15 million related to certain other Cardiovascular projects and approximately $25 million related to Endosurgery projects during 2003.

Interest Expense and Other, Net

Interest expense increased to $46 million in 2003 from $43 million in 2002. Other, net reflected expense of $8 million in 2003 as compared to expense of $18 million in 2002. The change was primarily due to a charitable donation made during the second quarter of 2002 to fund the Boston Scientific Foundation.

Tax Rate

The Company's reported tax rate was 27 percent and 32 percent in 2003 and 2002, respectively. The decrease was due in part to the decrease in purchased research and development charges, which are not deductible for tax purposes, from $85 million in 2002 to $37 million in 2003.

In addition, as more revenue is generated from products manufactured in lower tax jurisdictions, the Company's overall effective tax rate is favorably impacted. Management currently estimates that the 2004 effective tax rate, excluding the impact of any special charges and credits, will be approximately 24 percent. However, the effective tax rate could be impacted positively or negatively by geographic changes in the manufacturing of products sold by the Company or by strategic acquisitions.

During 2003, the Company determined that it is likely to repatriate cash from certain non-U.S. operations. The Company has established tax liabilities of approximately $180 million that management believes are adequate to provide for the related tax impact of these transactions.

The Company settled several tax audits during the year and has reduced its previous estimate for accrued taxes by approximately $139 million to reflect the resolution of these audits.

Years Ended December 31, 2002 and 2001

Net sales for the year ended December 31, 2002 were $2,919 million as compared to $2,673 million in 2001. For the year ended December 31, 2002, the impact of foreign currency fluctuations was not material relative to 2001. The reported net income for 2002 was $373 million, or $0.45 per diluted share, as compared to a reported net loss of $54 million, or $(0.07) per share, in 2001. The reported results for 2002 included net after-tax charges of $40 million, or $0.05 per diluted share, compared to net after-tax charges of $377 million, or $0.47 per share, in 2001.[2]

Net Sales

U.S. revenues increased approximately 10 percent to $1,756 million during 2002. U.S. revenues increased primarily due to approximately $65 million in sales growth in the Company's Endosurgery product lines and approximately $50 million in increased sales of the Cutting Balloon® microsurgical dilatation device.

International revenues increased approximately 8 percent on an as reported and constant currency basis to $1,163 million during 2002. The Company's Europe and Inter-Continental regions had sales growth of approximately 21 percent on an as reported currency basis, and 19 percent on a constant currency basis compared to 2001. The increase was primarily due to $30 million of increased sales of coronary stents, $25 million in growth in the Company's Endosurgery product lines and revenue growth in the remaining product franchises.

During 2002, Japan revenue decreased by approximately 5 percent on an as reported currency basis and 3 percent on a constant currency basis compared to 2001. The decrease in revenues was primarily due to a $55 million decrease in coronary stent sales, which was largely attributable to competitive product offerings and the lack of physician acceptance of the NIR® coronary stent platform. The decrease in coronary stent sales was partially offset by growth in various product franchises in Japan.

Worldwide coronary stent sales declined approximately 8 percent to $318 million during 2002 due to the lack of physician acceptance of the NIR® coronary stent platform and competitive product launches.

Gross Profit

Gross profit increased to $2,049 million in 2002 from $1,754 million in 2001. As a percentage of net sales, gross profit increased 460 basis points to 70.2 percent in 2002 from 65.6 percent in 2001. Approximately 120 basis points relate to a $33 million reduction in costs associated with the implementation of the Company's global operations strategy. In addition, approximately 180 basis points relate to a $49 million provision recorded in 2001 for excess NIR® coronary stent inventories. The remainder of the increase was due to operational cost improvements achieved through the global operations strategy and to shifts in the Company's product sales mix toward higher margin products, primarily the Express² coronary stent, partially offset by higher margin revenue declines in Japan.

Operating Expenses

The following is a summary of certain operating costs and expenses for 2002 and 2001:

	2002		2001	
(in millions)	$	% of Net Sales	$	% of Net Sales
Selling, general and administrative expenses	1,002	34.3	926	34.6
Amortization expense	72	2.5	136	5.1
Royalties	36	1.2	35	1.3
Research and development expenses	343	11.8	275	10.3

Selling, General and Administrative (SG&A) Expenses

The increase in SG&A expenses in 2002 was primarily attributable to additional costs of approximately $45 million to expand the Company's Cardiovascular field sales force in Europe and the Endosurgery field sales force in the U.S., and

[2]The 2002 net after-tax charges consisted of purchased research and development associated with acquisitions, costs related to the Company's global operations strategy that was substantially completed in 2002, a charitable donation to fund the Boston Scientific Foundation, special credits for net amounts received in connection with settlements of litigation related to rapid exchange catheter technology and a tax refund of previously paid taxes. The 2001 net after-tax charges consisted of purchased research and development costs attributable to acquisitions, costs associated with the Company's global operations strategy, a provision for excess NIR® inventory due to declining demand for the NIR® coronary stent technology and a write-down of intangible assets related to discontinued technology platforms.

increased employee compensation and higher sales commissions due to the increase in net sales. The Company also experienced increases in marketing, legal and administrative expenses in 2002 compared to 2001, which were individually insignificant. The decrease in 2002 SG&A expenses as a percentage of net sales was primarily due to the increase in net sales and the realization of synergies as the Company integrated its 2001 acquisitions into its organization.

Amortization Expense

The decrease in 2002 amortization expense was primarily a result of the adoption of Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangible Assets*. As a result of adoption of Statement No. 142, the Company realized a pre-tax benefit of approximately $46 million of amortization reductions for goodwill and indefinite-lived intangible assets in 2002. This benefit was partially offset by amortization of intangible assets related to businesses acquired in 2002 and 2001. The decrease was also a result of a $24 million write-down of intangible assets in the second quarter of 2001 primarily related to guidewire and brachytherapy technology that the Company had acquired as part of the Schneider Worldwide business combination, which was consummated in 1998. Company management determined during the second quarter of 2001, based on available clinical and market data, that the future use of these platforms would be significantly reduced or discontinued. The Company does not believe that the write-downs of these assets will have a material impact on future operations.

Royalties

There were no material changes to royalties during 2002.

Research and Development Expenses

The increase in research and development expenses during 2002 was primarily attributable to investment in the development of, and clinical trials relating to, the Company's TAXUS drug-eluting stent program and to investment in development programs acquired in connection with the Company's business combinations consummated in 2001, primarily related to the Embolic Protection, Inc. (EPI) FilterWire™ embolic protection device.

Interest Expense and Other, Net

Interest expense decreased to $43 million in 2002 from $59 million in 2001. The decrease in interest expense was primarily attributable to lower average interest rates during 2002 as compared to 2001. Other, net was expense of $18 million in 2002 and income of $3 million in 2001. The change was primarily due to a charitable donation made during the second quarter of 2002 to fund the Boston Scientific Foundation.

Tax Rate

The Company's reported tax rate was 32 percent and 223 percent in 2002 and 2001, respectively. The decrease was primarily due to special charges that were incurred in 2001, mainly purchased research and development charges associated with the 2001 acquisitions. These charges are not deductible for tax purposes and therefore had a significant impact on the Company's reported tax rate in 2001. In addition, the Company's income tax expense was reduced by $15 million in 2002 as a result of a refund of previously paid taxes. The reported tax rate also decreased due to shifts in the mix between the Company's U.S. and international operations.

Global Operations Strategy

During 2000, the Company approved and committed to a global operations strategy consisting of three strategic initiatives designed to increase productivity and enhance innovation. The global operations strategy included a plant network optimization initiative, a manufacturing process control initiative and a supply chain optimization initiative.

The plant network optimization initiative has created a better allocation of the Company's resources by forming a more effective network of manufacturing and research and development facilities. The initiative resulted in the consolidation of manufacturing operations along product lines and the shifting of production to the Company's facilities in Miami and Ireland, and to contract manufacturing. The plant network optimization initiative included the discontinuation of manufacturing activities at three facilities in the U.S. During 2000, the Company recorded a $58 million pre-tax charge to cost of sales for severance and related costs associated with the plant network optimization initiative. The approximately 1,700 affected employees included manufacturing, manufacturing support and management employees. During 2001, the Company recorded pre-tax expense of approximately $62 million as cost of sales, primarily related to transition costs and accelerated depreciation on fixed assets whose useful lives were reduced as a result of the plant network optimization initiative. During 2002, the Company recorded pre-tax expense of approximately $23 million as cost of sales for transition costs associated with the plant network optimization initiative and abnormal production variances related to underutilized plant capacity. The Company substantially completed the plant network optimization initiative during the second quarter of 2002.

The manufacturing process control initiative involved the strengthening of the Company's technical manufacturing resources to improve quality, reduce cost and accelerate time to market. As a result, the Company has improved its manufacturing efficiencies and yields. Due to the achievement of operational efficiencies and its continued efforts to manage costs, during the second quarter of 2002, the Company approved and committed to a workforce reduction plan, impacting approximately 250 manufacturing, manufacturing support and management employees. As a result, during the second quarter of 2002, the Company recorded a $6 million pre-tax charge to cost of sales for severance and related costs. The Company substantially completed the workforce reduction plan during the fourth quarter of 2002.

The supply chain optimization initiative consisted of procurement and inventory management programs, which have reduced inventory levels, lowered inventory holding costs, and reduced inventory write-offs.

The Company did not record any significant expenses in 2003 related to its global operations strategy.

As of December 31, 2003, the Company has made cash outlays of approximately $164 million since the inception of the global operations strategy. The cash outlays included severance and outplacement costs, transition costs and capital expenditures. The Company has substantially completed its 2000 global operations strategy and the anticipated cost savings have been achieved. During 2003, the Company achieved pre-tax operating savings, relative to the strategy's base year of 1999, of approximately $250 million as compared to savings of $220 million and $130 million in 2002 and 2001, respectively, relative to the base year of 1999. These savings have been realized primarily as reduced cost of sales. Savings to date have been impacted by the erosion of average selling prices on certain products, changes in product mix and foreign currency fluctuations.

The Company accrued the severance and related costs associated with the global operations strategy in accordance with Staff Accounting Bulletin No. 100, *Restructuring and Impairment Charges*, and Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. All other costs associated with the global operations strategy were expensed as incurred. As of December 31, 2003, the Company does not have any significant accruals remaining for its global operations strategy.

Litigation Settlements

During the third quarter of 2003, the Company agreed to settle a number of outstanding product liability cases. The cost of settlement in excess of the Company's available insurance limits was approximately $8 million, which was recorded as a charge to operating income.

On March 28, 2003, the U.S. District Court for the District of Massachusetts entered a judgment against the Company for approximately $7 million. The judgment related to a suit filed by the Federal Trade Commission (FTC) on October 31, 2000 for alleged violations of a Consent Order dated May 5, 1995. The Company recorded this amount as a charge to operating income in the first quarter of 2003.

During the third quarter of 2002, the Company entered into an agreement to settle a number of patent infringement lawsuits between the Company and Medtronic, Inc. (Medtronic). The settlement resolved the Company's damage claims against Medtronic arising out of a German court case and a U.S. arbitration proceeding involving Medtronic rapid exchange stent

Outlook

The Company expects to significantly increase revenue, earnings and cash flow in 2004, primarily driven by its TAXUS stent system that was approved for sale in the U.S. during the first quarter of 2004. The introduction of drug-eluting stents is increasingly having a significant impact on the market size for coronary stents and on the distribution of market share across the industry. The worldwide coronary stent market is dynamic and highly competitive with significant market share volatility. Although the Company's drug-eluting stent system is currently one of only two products in the U.S. market, uncertainties exist about the rate of development and potential size of the drug-eluting stent market, and the Company's share of the market. The most significant variables that contribute to this uncertainty include the adoption rate of drug-eluting stent technology, the average number of stents used per procedure and the average selling prices of drug-eluting stent systems. In February of 2004, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, and Guidant Corporation entered an alliance to co-promote Cordis' drug-eluting stent system, which may result in further uncertainty.

The Company's success with drug-eluting stents, and its ability to improve operating margins, could be adversely affected by more gradual physician adoption rates, changes in reimbursement policies, delayed or limited regulatory approvals, unexpected variations in clinical results, third-party intellectual property, the outcome of litigation and the availability of inventory to meet customer demand. Inconsistent clinical data from ongoing or future trials conducted by the Company, or additional clinical data presented by the Company's competitors, may impact the Company's position in and share of the drug-eluting stent market.

Recognizing the promise of drug-eluting stents and the benefits of the TAXUS stent system, physicians are expected to continue to adopt rapidly this new technology in the U.S. The Company believes that the more gradual adoption rates in Europe relative to the U.S. is primarily due to the timing of local reimbursement and funding levels. However, adoption rates in these markets are slowly but steadily increasing and the Company expects this trend to continue in 2004. A more gradual physician adoption rate may limit the number of procedures in which the technology may be used and the price at which institutions may be willing to purchase the technology. In addition, the Company expects to be impacted as additional competitors enter the drug-eluting stent market, which the Company anticipates during 2004 and 2005 internationally and during 2006 in the U.S. It is expected that one of the Company's competitors will launch a drug-eluting stent into the Japan market during 2004, while the Company's TAXUS stent system is expected to be launched in Japan in late 2005 or early 2006.

The manufacture of the TAXUS stent system involves the integration of multiple technologies and complex processes. During 2004, the Company anticipates significantly increasing the amount of TAXUS inventory on hand to meet the forecasted demand for the product. However, expected inventory levels may be impacted by significant favorable or unfavorable changes in forecasted demand and disruptions associated with the TAXUS manufacturing process. In addition, variability in expected demand, product mix and shelf-life may result in excess inventory positions.

Further, there continues to be significant intellectual property litigation in the coronary stent market. The Company is currently involved in a number of legal proceedings with its competitors, including Johnson & Johnson, Medtronic and Medinol Ltd. There can be no assurance that an adverse outcome in one or more of these proceedings would not impact the Company's ability to meet its objectives in the market. See the notes to the consolidated financial statements contained in this Annual Report for a description of these legal proceedings.

Since early 2001, the Company has consummated ten business acquisitions. Management believes it has developed a sound plan to integrate these businesses. The failure to successfully integrate these businesses could impair the Company's ability to realize the strategic and financial objectives of these transactions. In addition, the Company has entered a significant number of strategic alliances with privately held and publicly traded companies. Many of these alliances involve equity investments by the Company. The Company enters these strategic alliances to broaden its product technology portfolio and to strengthen and expand the Company's reach into existing and new markets. However, the full benefit of these alliances is often dependent on the strength of the counterparty's underlying technology. As such, the inability to achieve regulatory approvals, competitive product offerings, or litigation related to this technology may, among other factors, prevent the Company from realizing the benefit of these alliances. In connection with these acquisitions and strategic alliances, the Company has acquired numerous in-process research and development platforms. As the Company continues to undertake strategic initiatives, it is reasonable to assume that it will acquire additional in-process research and development platforms.

The Company expects to continue to invest heavily in its drug-eluting stent program to achieve sustained worldwide market leadership positions. In addition, the Company anticipates increasing its focus and spending on internal research and development and other programs not associated with its TAXUS drug-eluting stent technology. Further, the Company will continue to seek market opportunities and growth through investments in strategic alliances and acquisitions. Potential future acquisitions may be dilutive to the Company's earnings and may require additional financing, depending on their size and nature.

Uncertainty continues to exist concerning future changes within the health care industry. The trend toward managed care, economically motivated and more sophisticated buyers in the U.S. may result in continued pressure on selling prices of certain products and compression of gross margins. Further, the U.S. marketplace is increasingly characterized by consolidation among health care providers and purchasers of medical devices who prefer to limit the number of suppliers from which they purchase medical products. There can be no assurance that these entities will continue to purchase products from the Company.

International markets are also being affected by economic pressure to contain reimbursement levels and health care costs. The Company's profitability from its international operations may be limited by risks and uncertainties related to economic conditions in these regions, regulatory and reimbursement approvals, competitive offerings, infrastructure development, rights to intellectual property and the ability of the Company to implement its overall business strategy. Any significant changes in the competitive, political, legal, regulatory, reimbursement or economic environment where the Company conducts international operations may have a material impact on revenues and profits, especially in Japan, given its high profitability relative to its contribution to revenues. Further, the trend in countries around the world, including Japan, toward more stringent regulatory requirements for product clearance, changing reimbursement models, and more vigorous enforcement activities has generally caused or may cause medical device manufacturers to experience more uncertainty, greater risk and higher expenses. In addition, the Company is required to renew regulatory approvals in certain international jurisdictions, which may require additional testing and documentation. A decision not to dedicate sufficient resources, or the failure to timely renew these approvals may limit the Company's ability to market its full line of existing products within these jurisdictions.

These factors may impact the rate at which the Company can grow. However, management believes that it is positioning the Company to take advantage of opportunities that exist in the markets it serves.

delivery systems and angioplasty dilatation balloon catheters. In accordance with the settlement agreement, during the third quarter of 2002, Medtronic paid the Company approximately $175 million to settle damage award claims for past infringement. In addition, during the third quarter of 2002, the Company recorded a net charge of approximately $76 million for settlement of litigation related to rapid exchange catheter technology.

Purchased Research and Development

The Company's approach to innovation combines internally developed products and technologies with those obtained externally through strategic acquisitions and alliances. The Company's acquisitions are intended to further expand its ability to offer its customers effective, quality medical devices that satisfy their interventional needs.

The Company recorded purchased research and development of $37 million, $85 million and $282 million in 2003, 2002 and 2001, respectively. The 2003 purchased research and development primarily related to acquisitions consummated in prior years and the 2003 acquisition of InFlow Dynamics, Inc. (InFlow). The purchased research and development associated with the prior years' acquisitions resulted from consideration that was contingent at the date of acquisition, but was earned during 2003, primarily related to the acquisition of EPI. The 2002 and 2001 purchased research and development related primarily to acquisitions consummated in each of these years.

During 2003, the Company paid approximately $13 million in cash and recorded approximately $12 million of acquisition-related obligations to acquire InFlow. During 2002, the Company paid approximately $187 million in cash to acquire Smart Therapeutics, Inc. (Smart), BEI Medical Systems Company, Inc. and Enteric Medical Technologies, Inc. (EMT). During 2001, the Company paid approximately $620 million in cash and issued approximately 3.8 million shares valued at $40 million to acquire RadioTherapeutics Corporation, Cardiac Pathways Corporation, Interventional Technologies, Inc. (IVT), Quanam Medical Corporation, Catheter Innovations, Inc. and EPI. These acquisitions were intended to strengthen the Company's leadership position in interventional medicine. The acquisitions were accounted for using the purchase method of accounting. The consolidated financial statements include the operating results for each acquired entity from its respective date of acquisition. Pro forma information is not presented, as the acquired companies' results of operations prior to their date of acquisition are not material, individually or in the aggregate, to the Company.

The amounts paid for each acquisition have been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The estimated excess of purchase price over the fair value of the net tangible assets acquired was allocated to identifiable intangible assets based on detailed valuations. The Company's purchased research and development charges are based upon these valuations. The valuation of purchased research and development represents the estimated fair value at the date of acquisition related to in-process projects. As of the date of acquisition, the in-process projects had not yet reached technological feasibility and had no alternative future uses. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the product in an applicable geographical region. Accordingly, the value attributable to these projects, which had not yet obtained regulatory approval, was expensed in conjunction with the acquisition. If the projects are not successful, or completed in a timely manner, the Company may not realize the financial benefits expected for these projects.

The income approach was used to establish the fair values of purchased research and development. This approach establishes fair value by estimating the after-tax cash flows attributable to the in-process project over its useful life and then discounting these after-tax cash flows back to a present value. Revenue estimates were based on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. In arriving at the value of the in-process research and development projects, the Company considered, among other factors, the in-process project's stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used to arrive at a present value as of the date of acquisition was based on the time value of money and medical technology investment risk factors. For the purchased research and development programs acquired in connection with the 2003 acquisition, a risk-adjusted discount rate of 24 percent was utilized to discount the projected cash flows. For the purchased research and development programs acquired in connection with the 2002 acquisitions, risk-adjusted discount rates ranging from 17 percent to 26 percent were utilized to discount the projected cash flows. For the purchased research and development programs acquired in connection with the 2001 acquisitions, risk-adjusted discount rates ranging from 16 percent to 28 percent were utilized to discount the projected cash flows. The Company believes that the estimated purchased research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

The in-process projects acquired in connection with the Company's 2003 acquisition were not significant to the Company. The most significant in-process projects acquired in connection with the Company's 2002 acquisitions include EMT's Enteryx™ technology for the treatment of gastroesophageal reflux disease (GERD) and Smart's atherosclerosis stent, which collectively represent approximately 82 percent of the 2002 in-process value. Enteryx is a patented liquid polymer for the treatment of GERD. During the second quarter of 2003, the Company completed the Enteryx in-process project and received FDA approval for this technology. The total cost to complete the project was approximately $6 million. The atherosclerosis stent is a self-expanding nitinol stent designed to treat narrowing of the arteries around the brain. The Company continues to pursue the development of Smart's atherosclerosis stent and believes it has a reasonable chance of completing the project. The Company has spent approximately $3 million on this project as of December 31, 2003 and estimates costs of approximately $2 million to complete the project. The Company expects that it will receive FDA approval for this technology in 2005. These estimates are consistent with the Company's estimates at the time of acquisition.

The most significant in-process projects acquired in connection with the Company's 2001 acquisitions include IVT's next-generation Cutting Balloon, IVT's next-generation Infiltrator® transluminal drug-delivery catheter and EPI's next-generation embolic protection devices, which collectively represent approximately 63 percent of the 2001 in-process value. The Cutting Balloon is a novel balloon angioplasty device with mounted scalpels that relieve stress in the artery, reducing the force necessary to expand the vessel. This contributes to less inadvertent arterial trauma and injury as compared to standard balloon angioplasty. The Company continues to pursue the development of IVT's next-generation Cutting Balloon and believes it has a reasonable chance of completing the project. The Company has spent approximately $3 million on this project as of December 31, 2003 and estimates costs of approximately $4 million to complete the project. The Company expects that it will receive FDA approval for this technology in 2005, which is later than anticipated at the time of acquisition, primarily as a result of the Company's continuing focus on its drug-eluting stent program. The Company does not expect that this delay will have a material impact on its operations. The Infiltrator transluminal drug-delivery catheter is designed to deliver therapeutic agents directly into the wall of the artery with high levels of efficiency. During the second quarter of 2002, due to alternative drug-delivery products available to the Company, the Company substantially canceled the future development of the Infiltrator project. The Company does not believe that the cancellation of this project will have a material impact on its future operations. The embolic protection devices are filters that are mounted on a guidewire and are used to capture embolic material that is dislodged during cardiovascular interventions. During the second quarter of 2003, the Company completed EPI's FilterWire EX embolic protection device in-process project and received FDA approval for this technology. The total cost to complete the project was approximately $20 million.

Liquidity and Capital Resources

Key performance indicators used by management to assess the liquidity of the Company are as follows:

(in millions)	2003	2002	2001
Cash and cash equivalents	$ 671	$ 260	$ 180
Short-term debt securities	81	17	
Cash provided by operating activities	787	736	490
Cash used for investing activities	(871)	(485)	(800)
Cash provided by (used for) financing activities	487	(175)	437
EBITDA[3]	**$ 879**	**$ 748**	**$ 332**

[3]The following represents a reconciliation between EBITDA and net income (loss):

(in millions)	2003	2002	2001
Net income (loss):	$ 472	$ 373	$ (54)
Income taxes	171	176	98
Interest expense	46	43	59
Interest income	(6)	(5)	(3)
Depreciation and amortization	196	161	232
EBITDA	**$ 879**	**$ 748**	**$ 332**

The Company discloses non-GAAP or pro forma financial information that excludes certain items. Management uses this financial information to establish operational goals, and believes that non-GAAP financial information may assist users of the financial statements in analyzing the underlying trends in the Company's business over time. Users of the financial statements should consider this non-GAAP financial information in addition to, not as a substitute for, or as superior to, financial information prepared in accordance with GAAP.

EBITDA for 2003, 2002 and 2001 includes pre-tax charges of $52 million, $33 million and $393 million, respectively. These pre-tax charges primarily consisted of purchased research and development costs attributable to acquisitions and certain litigation charges and credits.

Operating Activities

Cash generated by operating activities continues to provide a major source of funds for investing in the Company's growth. The increase in cash generated by operating activities is primarily attributable to the increase in EBITDA, partially offset by the cash flow effect from changes in operating assets and liabilities. The increase in EBITDA was primarily due to the growth in the Company's Europe and Inter-Continental operating segments following the TAXUS stent system launch in these markets. A portion of the cash generated from these markets was invested in the Company's sales, clinical and manufacturing capabilities in preparation for the U.S. TAXUS stent system product launch, and in other research and development projects.

Significant cash flow effects from operating assets and liabilities in 2003 include increases in cash flow of $96 million attributable to accounts payable and accrued expenses and decreases in cash flow of $74 million and $21 million attributable to trade accounts receivable and inventories, respectively. The decreases in cash flow from other operating assets and liabilities were not individually significant. The increase in accounts payable and accrued expenses was primarily due to amounts accrued or payable related to clinical trials, payroll items and legal expense items. The increase in trade accounts receivable was primarily due to increased sales of the TAXUS stent system to Europe and Inter-Continental accounts, which generally have longer payment terms relative to the U.S. The increase in TAXUS stent inventory was primarily due to the accumulation of inventory in preparation for the U.S. launch.

Investing Activities

The Company made capital expenditures of $188 million in 2003 as compared to $112 million in 2002. The increase was primarily due to capital spending to enhance the Company's manufacturing capability in preparation for the global launch of the TAXUS stent system and the $30 million purchase of a manufacturing facility in the U.S., which the Company was previously leasing. The Company expects to incur capital expenditures of approximately $250 million during 2004, which includes expected investments in the Company's facility network. During the fourth quarter of 2002, the Company began investing in short-term commercial paper with maturity dates that exceeded 90 days to benefit from higher returns. In 2003, the Company purchased approximately $130 million of these short-term investments and approximately $66 million of these investments matured. The Company's investing activities during 2003 also included a $13 million payment to acquire InFlow; approximately $283 million of acquisition-related payments primarily associated with IVT, EMT and Smart; and approximately $325 million of payments for strategic alliances with both privately held and publicly traded entities.

Financing Activities

The Company's cash flows from financing activities reflect proceeds from stock issuances related to the Company's equity incentive programs, payments for stock repurchases and fluctuations in the Company's borrowings. During 2003, the Company received proceeds of $260 million in connection with the issuance of shares pursuant to its stock option and employee stock purchase plans compared to $107 million for 2002. Proceeds from the exercise of employee stock options will vary from period to period based upon, among other factors, fluctuations in the market value of the Company's stock relative to the exercise price of employee stock options.

The Company repurchased 22 million shares of its common stock at an aggregate cost of approximately $570 million during 2003. The Company is authorized to purchase on the open market and in private transactions up to approximately 120 million shares of the Company's common stock. Purchased stock is principally used to satisfy the Company's obligations pursuant to its equity incentive plans, but may also be used for general corporate purposes, including acquisitions. As of December 31, 2003, the Company had purchased approximately 97 million shares of its common stock under this authorization.

The Company received net proceeds of $793 million during 2003 from increased borrowings. Proceeds from debt were used to fund cash outlays associated with the Company's TAXUS program, to pay for acquisition-related obligations and strategic alliances, and to repurchase Company stock on the open market.

The Company's cash and cash equivalents primarily relate to non-U.S. operations. The repatriation of cash balances from certain of the Company's non-U.S. operations could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations. During 2003, the Company determined that it is likely to repatriate cash from certain non-U.S. operations; the repatriated cash available for use will be net of the related provisions for taxes.

Borrowings and Credit Arrangements

(in millions)	2003	2002
Commercial paper	$1,003	$ 88
Bank obligations	200	320
Long-term debt–other	522	527
Gross debt	1,725	935
Total cash, cash equivalents and short-term debt securities	752	277
Net debt[4]	$ 973	$ 658

[4]This metric represents total debt less cash, cash equivalents and short-term debt securities.

Revolving Credit Facilities: At December 31, 2003, the Company's revolving credit facilities totaled $1,220 million, consisting of a $600 million 364-day credit facility that contains an option to convert into a one-year term loan expiring in May 2005, a $600 million credit facility that terminates in August 2006, and a $20 million uncommitted credit facility. Use of the borrowings are unrestricted and the borrowings are unsecured. In January 2004, the Company increased its 364-day credit facility to $645 million.

The revolving credit facilities provide borrowing capacity and support the Company's commercial paper. The Company had approximately $1,003 million and $88 million of commercial paper outstanding at December 31, 2003 and December 31, 2002, respectively, at weighted average interest rates of 1.20 percent and 1.50 percent, respectively. The Company had no outstanding revolving credit facility borrowings at December 31, 2003 compared to $113 million at December 31, 2002, at a weighted average interest rate of 0.58 percent.

In addition, the Company had a revolving credit and security facility, which is secured by the Company's domestic trade receivables, that provides an additional $200 million of borrowing capacity and terminates in August 2004. The maximum amount available for borrowing under this facility changes based upon the amount of eligible receivables, concentration of eligible receivables and other factors. The Company had approximately $194 million and $197 million of borrowings outstanding under its revolving credit and security facility at December 31, 2003 and December 31, 2002, respectively. The borrowings bore interest rates of 1.44 percent and 1.89 percent at December 31, 2003 and December 31, 2002, respectively. Certain significant changes in the quality of the Company's receivables may cause an amortization event under this facility. An amortization event may require the Company to repay immediately borrowings under the facility. The financing structure required the Company to create a wholly owned entity, which is consolidated by the Company. This entity purchases U.S. trade accounts receivable from the Company and then borrows from two third-party financial institutions using these receivables as collateral. The transactions remain on the Company's balance sheet because the Company has the right to prepay any borrowings outstanding, allowing the Company to retain effective control over the receivables. Accordingly, pledged receivables and the corresponding borrowings are included as trade accounts receivable, net and bank obligations, respectively, on the Company's consolidated balance sheets.

The Company has the ability and intent to refinance a portion of its short-term debt on a long-term basis through its revolving credit facilities. The Company expects that a minimum of $650 million of its short-term obligations, including $456 million of commercial paper and $194 million of bank obligations, will remain outstanding beyond the next twelve months and, accordingly, has classified this portion as long-term borrowings at December 31, 2003, compared to $320 million of short-term bank obligations classified as long-term at December 31, 2002.

Senior Notes: The Company had $500 million of senior notes (the Notes) outstanding at December 31, 2003 and December 31, 2002, which are registered securities. The carrying amount of the Notes was $508 million and $511 million at December 31, 2003 and December 31, 2002, respectively. The Notes mature in March 2005, bear a semi-annual coupon of 6.625 percent, and are not redeemable prior to maturity or subject to any sinking fund requirements. During the third quarter of 2003, the Company entered a fixed to floating interest rate swap to hedge changes in the fair value of the Notes. The Company recorded changes in the fair value of the Notes since the inception of the interest rate swap. Interest payments made or received under the interest rate swap agreement are recorded as interest expense. At December 31, 2003, approximately $1 million of unrealized gains were recorded as other long-term assets to recognize the fair value of the interest rate swap. At December 31, 2003 and December 31, 2002, the carrying amount of the Notes included $7 million and $11 million, respectively, that related to a previous interest rate swap.

The Company had 795 million Japanese yen (translated to approximately $7 million) at December 31, 2003 and 885 million Japanese yen (translated to approximately $7 million) at December 31, 2002 of borrowings outstanding from a Japanese bank used to finance a facility construction project. The interest rate on the borrowings is 2.10 percent and semi-annual principal payments are due through 2012.

The Company has uncommitted Japanese credit facilities with several commercial banks, which provided for borrowings and promissory notes discounting of up to 14.6 billion Japanese yen (translated to approximately $136 million) at December 31, 2003 and up to approximately 14.5 billion Japanese yen (translated to approximately $122 million) at December 31, 2002. There were approximately $1 million and $7 million in borrowings outstanding under the Japanese credit facilities at an interest rate of 1.38 percent at December 31, 2003 and December 31, 2002, respectively. Approximately $113 million and $102 million of notes receivable were discounted at average interest rates of approximately 1.38 percent at December 31, 2003 and December 31, 2002, respectively. During the first quarter of 2002, the Company repaid 6 billion Japanese yen (translated to approximately $45 million at the date of repayment) of borrowings outstanding with a syndicate of Japanese banks.

Contractual Obligations and Commitments

The following table sets forth certain information concerning the Company's obligations and commitments to make future payments. See Notes D, G and H to the consolidated financial statements for additional information regarding the Company's business combinations, long-term debt and lease arrangements.

	Payments Due by Period				
(in millions)	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years	Total
Total Long-term debt[5]		$ 1,155	$ 5	$ 4	$ 1,164
Operating leases[6]	$ 36	50	21	4	111
Purchase obligations[6,7]	47	16	3	3	69
Minimum royalty obligations[6]	$ 2	$ 6	$ 2	$ 7	$ 17

[5]Long-term debt as reported in the consolidated balance sheets includes the mark-to-market effect of interest rate swaps.

[6]In accordance with generally accepted accounted principles in the U.S., these obligations are not reflected in the consolidated balance sheets.

[7]These obligations relate primarily to inventory commitments entered in the normal course of business.

Certain of the Company's business combinations involve contingent consideration. These payments, if and when made, are allocated to specific intangible asset categories, including purchased research and development, with the remainder assigned to goodwill as if the consideration had been paid as of the date of acquisition. Payment of the additional consideration is generally contingent upon the acquired companies reaching certain performance milestones, including achieving specified revenue levels, product development targets or regulatory approvals. At December 31, 2003 and December 31, 2002, the Company had accruals for acquisition-related obligations of approximately $79 million and $195 million, respectively. These accruals were recorded primarily as adjustments to goodwill and purchased research and development. In addition, at December 31, 2003, the maximum potential amount of future contingent consideration (undiscounted) that the Company could be required to make associated with its business combinations is approximately $500 million, some of which may be payable in the Company's common stock. The milestones associated with the contingent consideration must be reached in certain future periods ranging from 2004 through 2013. The cumulative specified revenue level associated with the maximum future contingent payments is approximately $1.3 billion. Since it is not possible to estimate when the acquired companies will reach their performance milestones, or the amount of contingent consideration based on future revenues, the maximum contingent consideration has not been included in the table above.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has formal accounting policies in place including those that address critical and complex accounting areas. Note A to the consolidated financial statements describes the significant accounting policies used in preparation of the consolidated financial statements. The most significant areas involving management judgments and estimates are described below.

Revenue Recognition: The Company's revenue primarily consists of the sale of single-use disposable medical devices. Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor, unless a consignment arrangement exists. Revenue from consignment arrangements is recognized based on product usage indicating sales are complete.

The Company allows its customers to return defective or damaged products for credit. The Company's estimate for sales returns is based upon contractual commitments and historical trends and is recorded as a reduction to revenue.

The Company offers sales rebates and discounts to certain customers. Sales rebates and discounts are treated as a reduction of revenue, with the corresponding liability being classified as current. The Company estimates rebates for products where there is sufficient historical information that can be used to predict the volume of expected future rebates. If the Company is unable to reasonably estimate the expected rebates, it records a liability for the maximum rebate percentage offered.

The Company has entered certain agreements with group purchasing organizations to sell its products to participating hospitals at pre-negotiated prices. Revenue generated from these agreements is recognized following the same revenue recognition criteria discussed above.

Intangible Assets: Intangible assets are recorded at historical cost. Intangible assets acquired in a business combination, including purchased research and development, are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. The fair values of acquired intangible assets are determined by independent appraisers using information and assumptions provided by management. Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets acquired.

The Company's intangible assets are amortized using the straight-line method over their useful lives, as applicable, as follows: patents and licenses, 2 to 20 years; definite-lived core and developed technology, 10 to 25 years; other intangibles, various. In the first quarter of 2002, the Company ceased amortization of its goodwill and certain other indefinite-lived intangible assets in accordance with Statement No. 142. The Company had $830 million and $843 million of net intangible assets that are subject to amortization at December 31, 2003 and December 31, 2002, respectively, and $1,631 million and $1,524 million of goodwill and other indefinite-lived intangible assets at December 31, 2003 and December 31, 2002, respectively.

The Company reviews intangible assets at least annually to determine if any adverse conditions exist that would indicate impairment. Conditions that would trigger a more frequent impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, or an adverse action or assessment by a regulator. If the carrying amount of an asset exceeds the sum of its undiscounted cash flows, the carrying value is written down to fair value in the period identified. Fair value is generally calculated as the present value of estimated future cash flows using a risk-adjusted discount rate, which requires significant management judgment with respect to revenue and expense growth rates, and the selection and use of an appropriate discount rate. The remaining useful life of intangible assets subject to amortization is evaluated at least annually, or more frequently if certain indicators are present, to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. Indefinite-lived intangible assets are also reviewed at least annually for impairment by calculating the fair value of the assets and comparing the calculated fair values to the related carrying values.

Goodwill is reviewed each year during the second quarter for impairment, or more frequently if certain indicators are present. Examples of such indicators that would cause the Company to test goodwill for impairment between annual tests include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or a more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold.

When conducting its annual impairment test of goodwill, the Company utilizes the two-step approach prescribed under Statement No. 142. The first step requires a comparison of the carrying value of the reporting units, as defined, to the fair value of these units. The Company identified its six domestic divisions, which in aggregate make up the U.S. operating segment, and its three international operating segments as its reporting units for purposes of impairment testing. To derive the carrying value of its reporting units, goodwill is assigned to the reporting units that are expected to benefit from the respective business combination. In addition, assets and liabilities, including corporate assets, which relate to a reporting unit's operations and would be considered in determining fair value, are allocated to the individual reporting units. Assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, are primarily allocated based on the revenue contribution of each reporting unit. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Since the adoption of Statement No. 142, the Company has not performed the second step of the impairment test because the fair value of each reporting unit has exceeded its respective carrying value.

Inventories: Inventories are stated at the lower of first-in, first-out cost or market. Provisions for excess or expired inventory are primarily based on management's estimates of forecasted sales levels. A significant change in the timing and level of demand for the Company's products, as compared to forecasted amounts, may result in the recording of additional provisions for excess or expired inventory in the future. Provisions for inventory located in the Company's manufacturing and distribution facilities are recorded as cost of sales. Write-downs of consignment inventory due to physical inventory adjustments are charged to selling, general and administrative expenses.

Legal Costs: The Company is involved in various legal proceedings, including intellectual property, breach of contract and product liability suits. In some cases, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures. The Company accrues costs of settlement, damages, and, under certain conditions, costs of defense when such costs are probable and estimable. Otherwise, such costs are expensed as incurred. As of December 31, 2003, the range for litigation-related costs that can be estimated is $16 million to $21 million. If the estimate of a probable loss is a range, and no amount within the range is more likely, the minimum amount of the range is accrued. The Company's total accrual for litigation-related costs as of December 31, 2003 and December 31, 2002 was approximately $16 million and $9 million, respectively.

Income Taxes: The Company utilizes the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has recognized net deferred tax assets aggregating $94 million at December 31, 2003 and $68 million at December 31, 2002. The assets relate principally to the establishment of inventory and product-related reserves, purchased research and development and net operating loss carryforwards. In light of the Company's historical financial performance, the Company believes that these assets will be substantially recovered.

The Company reduces its deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Relevant evidence, both positive and negative, is considered in determining the need for a valuation allowance. Information evaluated includes the Company's financial position and results of operations for the current and preceding years as well as an evaluation of currently available information about future years.

The Company has provided for income taxes payable related to earnings of its foreign subsidiaries that may be repatriated in the foreseeable future. Income taxes are not provided on the unremitted earnings of the Company's foreign subsidiaries where such earnings have been reinvested indefinitely in its foreign operations. It is not practical to estimate the amount of income taxes payable on the earnings that are reinvested indefinitely in foreign operations. Unremitted earnings of the Company's foreign subsidiaries that are reinvested indefinitely were $1,184 million and $1,046 million, at December 31, 2003 and December 31, 2002, respectively.

In addition, the Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve and may cover multiple years. In management's opinion, adequate provisions for income taxes have been made for all years subject to audit.

Investments: Investments in companies over which Boston Scientific has the ability to exercise significant influence are accounted for under the equity method if Boston Scientific holds 50 percent or less of the voting stock. Investments in companies over which Boston Scientific does not have the ability to exercise significant influence are accounted for under the cost method. At December 31, 2003, the Company held investments in connection with approximately 60 strategic alliances totaling $558 million. At December 31, 2002, the Company had investments in approximately 35 entities, totaling $210 million. These assets primarily represent investments in privately held and publicly traded equity securities.

The Company accounts for its public investments based on the quoted market price at the end of the reporting period. The Company reviews its public investments, which have a readily determinable fair value and are accounted for as available-for-sale securities, for indicators of other than temporary impairment on a quarterly basis. Factors that the Company considers when determining whether an impairment is other than temporary include the Company's ability and intent to hold an investment for a reasonable period of time sufficient for a market recovery up to the cost of the investment, the extent to which the fair value of a security is below cost, the circumstances that give rise to the impairment, forecasted market price recovery and the length of time the investment's fair value is below its carrying amount. If the Company determines that an impairment is other than temporary, then an impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value.

The Company accounts for its investments for which fair value is not readily determinable in accordance with Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock.* Each reporting period, the Company evaluates its investments without a readily determinable fair value for impairment if an event or circumstance occurs that is likely to have a significant adverse effect on the fair value of the investment. Examples of such events or circumstances include a significant deterioration in earnings performance, credit rating, asset quality or business prospects of the investee; a significant adverse change in the regulatory, economic or technological environment of the investee; and a significant concern about the investee's ability to continue as a going concern. If the Company identifies an impairment indicator, the Company will determine the fair value of the investment and compare it to its carrying value. If the fair value of the investment is less than its carrying value, the investment is impaired and a determination is made as to whether the impairment is other than temporary. An impairment is deemed other than temporary unless the Company has the ability and intent to hold an investment for a reasonable period of time sufficient for a market recovery up to the cost of the investment. Further, evidence must indicate that the cost of the investment is recoverable within a reasonable period of time. For an other than temporary impairment, an impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value.

Market Risk Disclosures

The Company operates globally and its earnings and cash flows are exposed to market risk from changes in currency exchange rates and interest rates. The Company addresses these risks through a risk management program that includes the use of derivative instruments. The program is operated pursuant to documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative purposes. Gains and losses on derivative instruments substantially offset losses and gains on underlying hedged exposures. Furthermore, the Company manages its credit exposure to nonperformance on such derivative instruments by entering into contracts with a diversified group of major financial institutions to limit the amount of credit exposure to any one institution.

Currency risk consists primarily of foreign currency denominated firm commitments, forecasted foreign currency denominated intercompany and third-party transactions, and net investments in certain subsidiaries. The Company uses both non-derivative (primarily foreign currency denominated borrowings) and derivative instruments to manage its earnings and cash flow exposure to changes in currency exchange rates. The Company had currency derivative instruments outstanding in the notional amount of $1,724 million and $1,318 million at December 31, 2003 and December 31, 2002, respectively. The Company recorded $15 million of assets and $84 million of liabilities to recognize the fair value of these instruments at December 31, 2003, compared to $15 million of assets and $27 million of liabilities at December 31, 2002. A 10 percent appreciation in the U.S. dollar's value relative to the hedged currencies would increase the derivative instruments' fair value by $105 million and $75 million at December 31, 2003 and December 31, 2002, respectively. A 10 percent depreciation in the U.S. dollar's value relative to the hedged currencies would decrease the derivative instruments' fair value by $128 million and $91 million at December 31, 2003 and December 31, 2002, respectively. Any increase or decrease in the fair value of the Company's currency exchange rate sensitive derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged underlying asset, liability or cash flow.

The Company's earnings and cash flow exposure to interest rates consists of fixed and floating rate debt instruments that are denominated primarily in U.S. dollars and Japanese yen. The Company uses interest rate derivative instruments to manage its exposure to interest rate movements and to reduce borrowing costs by converting floating rate debt into fixed rate debt or fixed rate debt into floating rate debt. The Company had interest rate derivative instruments outstanding in the notional amount of $500 million and $63 million at December 31, 2003 and December 31, 2002, respectively. The fair values of these instruments recorded on the Company's consolidated balance sheets at December 31, 2003 and December 31, 2002 are not material. A 100 basis point increase in global interest rates would decrease the derivative instruments' fair value by $7 million at December 31, 2003, compared to an immaterial amount at December 31, 2002. A 100 basis point decrease in global interest rates would increase the derivative instruments' fair value by $7 million at December 31, 2003, compared to an immaterial amount at December 31, 2002. Any increase or decrease in the fair value of the Company's interest rate sensitive derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged underlying liability.

Legal Matters

The interventional medicine market in which the Company primarily participates is in large part technology driven. Physician customers, particularly in interventional cardiology, move quickly to new products and new technologies. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. Intellectual property litigation to defend or create market advantage is, however, inherently complex and unpredictable. Furthermore, appellate courts frequently overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. In some cases, several competitors are parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of devices. These forces frequently drive settlement of not only individual cases, but of a series of pending and potentially related and unrelated cases. In addition, although monetary and injunctive relief is typically sought, remedies and restitution are generally not determined until the conclusion of the proceedings, and are frequently modified on appeal. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Several third parties have asserted that the Company's current and former stent systems infringe patents owned or licensed by them. Adverse outcomes in one or more of these proceedings could limit the Company's ability to sell certain stent products in certain jurisdictions, or reduce the Company's operating margin on the sale of these products. In addition, damage awards related to historical sales could be material. The Company has similarly asserted that stent systems or other products sold by these companies infringe patents owned or licensed by the Company.

In management's opinion, the Company is not currently involved in any legal proceeding other than those specifically identified in Note L to the consolidated financial statements herein, which, individually or in the aggregate, could have a material effect on the financial condition, operations and/or cash flows of the Company. Additionally, legal costs associated with asserting the Company's patent portfolio and defending against claims that the Company's products infringe the intellectual property rights of others are significant; legal costs associated with non-patent litigation and compliance activities continue to be substantial. Depending on the prevalence, significance and complexity of these matters, the Company's legal provisions could be adversely affected in the future.

Product Liability Claims

At the beginning of the third quarter of 2002, the Company elected to become substantially self-insured with respect to general and product liability claims. As a result of economic factors impacting the insurance industry, meaningful liability insurance coverage became unavailable while the cost of insurance became economically prohibitive. In the normal course of its business, product liability claims are asserted against the Company. The Company accrues anticipated costs of litigation and loss for product liability claims based on historical experience, or to the extent they are probable and estimable. Losses for claims in excess of the limits of purchased insurance are recorded in earnings at the time and to the extent they are probable and estimable. The Company's accrual for product liability claims is $15 million and $4 million at December 31, 2003 and December 31, 2002, respectively. The accrual at December 31, 2003 includes an $8 million reserve for product liability settlements recorded during the third quarter of 2003. Product liability claims against the Company will likely be asserted in the future related to events not known to management at the present time. The absence of third-party insurance coverage increases the Company's exposure to unanticipated claims or adverse decisions. However, based on product liability losses experienced in the past, the election to become substantially self-insured is not expected to have a material impact on future operations.

Management believes that the Company's risk management practices, including limited insurance coverage, are reasonably adequate to protect against anticipated general and product liability losses. However, unanticipated catastrophic losses could have a material adverse impact on the Company's financial position, results of operations and liquidity.

Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements. The Company desires to take advantage of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Forward-looking statements discussed in this report include, but are not limited to, statements with respect to, and the Company's performance may be affected by:

- volatility in the coronary stent market, competitive offerings and the timing of receipt of regulatory approvals to market existing and anticipated drug-eluting stent technology and other coronary and peripheral stent platforms;
- the Company's ability to achieve significant growth in revenue, gross profit, earnings and cash flow in 2004 following the launch of the Express[2] coronary stent in the Japanese market and the TAXUS drug-eluting stent system in the U.S., and to launch the TAXUS stent system in Japan in late 2005 or early 2006;
- the Company's ability to prevent disruptions to its TAXUS manufacturing processes and to maintain inventory levels consistent with customer demand around the world;
- the overall rate of physician conversion to drug-eluting stents, the expected slow but steady increase in drug-eluting stent adoption rates in Europe and the related decline in bare metal stent sales;
- the impact of the introduction of drug-eluting stents and third-party alliances on the size of the coronary stent market and distribution of share within the coronary stent market in the U.S. and around the world;
- the results of drug-eluting stent clinical trials undertaken by the Company or its competitors;
- the Company's ability to capitalize on the opportunity in the drug-eluting stent market for significant growth in revenue and earnings and to achieve sustained worldwide market leadership positions through reinvestment in the Company's drug-eluting stent program;

- the Company's ability to take advantage of its position as one of two early entrants in the U.S. drug-eluting stent market, to anticipate competitor products as they enter the market and to take advantage of opportunities that exist in the markets it serves;
- changes in the mix of the Company's coronary stent platforms in the U.S. and Japan;
- the Company's ability to manage research and development and other operating expenses, including royalty obligations in light of significant expected revenue growth;
- the ability of the Company to manage inventory levels, accounts receivable and gross margins and to react effectively to the changing managed care environment, reimbursement models and worldwide economic and political conditions;
- the Company's ability to integrate the acquisitions and other strategic alliances consummated since early 2001;
- the Company's ability to successfully complete planned clinical trials and to develop and launch products on a timely basis within cost estimates, including products resulting from purchased research and development;
- the timing, size and nature of strategic initiatives, market opportunities and research and development platforms available to the Company and the ultimate cost and success of these initiatives;
- the Company's ability to maintain a 24 percent effective tax rate, excluding net special charges, during 2004 and to substantially recover its net deferred tax assets;
- the ability of the Company to meet its projected cash needs over the next twelve months, to maintain borrowing flexibility and to refinance its borrowings beyond the next twelve months;
- risks associated with international operations including compliance with local legal and regulatory requirements;
- the potential effect of foreign currency fluctuations on revenues, expenses and resulting margins;
- the effect of litigation, risk management practices and compliance activities on the Company's loss contingency, legal provision and cash flow; and
- the impact of stockholder, patent, product liability, Medinol Ltd. and other litigation, as well as the ultimate outcome of the U.S. Department of Justice investigation.

Several important factors, in addition to the specific factors discussed in connection with each forward-looking statement individually, could affect the future results and growth rates of the Company and could cause those results and rates to differ materially from those expressed in the forward-looking statements contained in this report. These additional factors include, among other things, future economic, competitive, reimbursement and regulatory conditions, new product introductions, demographic trends, third-party intellectual property, financial market conditions and future business decisions of the Company and its competitors, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Therefore, the Company wishes to caution each reader of this report to consider carefully these factors as well as the specific factors discussed with each forward-looking statement in this report and as disclosed in the Company's filings with the Securities and Exchange Commission. These factors, in some cases, have affected, and in the future (together with other factors) could affect, the ability of the Company to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this report.

Consolidated Statements of Operations (in millions, except per share data)

Year Ended December 31,	2003	2002	2001
Net sales	$3,476	$2,919	$2,673
Cost of products sold	961	870	919
Gross profit	2,515	2,049	1,754
Selling, general and administrative expenses	1,171	1,002	926
Amortization expense	89	72	136
Royalties	54	36	35
Research and development expenses	452	343	275
Purchased research and development	37	85	282
Litigation-related charges (credits), net	15	(99)	
	1,818	1,439	1,654
Operating income	697	610	100
Other income (expense):			
Interest expense	(46)	(43)	(59)
Other, net	(8)	(18)	3
Income before income taxes	643	549	44
Income taxes	171	176	98
Net income (loss)	**$ 472**	**$ 373**	**$ (54)**
Net income (loss) per common share – basic	**$ 0.57**	**$ 0.46**	**$ (0.07)**
Net income (loss) per common share – assuming dilution	**$ 0.56**	**$ 0.45**	**$ (0.07)**

(see notes to the consolidated financial statements)

Consolidated Balance Sheets (in millions)

December 31,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 671	$ 260
Trade accounts receivable, net	542	435
Inventories	281	243
Deferred income taxes	245	168
Prepaid expenses and other current assets	141	102
Total current assets	1,880	1,208
Property, plant and equipment, net	744	636
Goodwill	1,275	1,168
Technology – core, net	556	553
Technology – developed, net	188	217
Patents, net	333	316
Other intangibles, net	109	113
Investments	558	210
Other assets	56	29
	$5,699	$4,450

(see notes to the consolidated financial statements)

Consolidated Balance Sheets (in millions, except share data)

December 31, **Liabilities and Stockholders' Equity**	2003	2002
Current liabilities:		
Commercial paper	$ 547	$ 88
Bank obligations	6	
Accounts payable	78	66
Accrued expenses	597	639
Income taxes payable	85	102
Other current liabilities	80	28
Total current liabilities	1,393	923
Long-term debt	1,172	847
Deferred income taxes	151	100
Other long-term liabilities	121	113
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $ .01 par value – authorized 50,000,000 shares, none issued and outstanding		
Common stock, $ .01 par value – authorized 1,200,000,000 shares, 829,764,826 shares issued at December 31, 2003; authorized 600,000,000 shares, 414,882,413 shares issued at December 31, 2002	8	4
Additional paid-in capital	1,225	1,250
Treasury stock, at cost – 3,502,850 shares at December 31, 2003 and 3,490,451 shares at December 31, 2002	(111)	(54)
Retained earnings	1,789	1,394
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustment	(50)	(119)
Unrealized gain (loss) on available-for-sale securities, net	50	(2)
Unrealized loss on derivative financial instruments, net	(48)	(4)
Minimum pension liability	(1)	(2)
Total stockholders' equity	2,862	2,467
	$5,699	$4,450

(see notes to the consolidated financial statements)

Consolidated Statements of Stockholders' Equity (in millions, except share data)

	Common Stock							
	Shares Issued	Par Value	Additional Paid-In Capital	Treasury Stock	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance at December 31, 2000	**414,882,413**	**$4**	**$1,210**	**$(282)**	**$(15)**	**$1,116**	**$(98)**	
Comprehensive loss:								
Net loss						(54)		$ (54)
Other comprehensive income, net of tax:								
Foreign currency translation adjustment							11	11
Net change in equity investments							8	8
Net change in derivative financial instruments							17	17
Issuance of common stock			(6)	75		(27)		
Issuance of common stock for acquisitions			13	36	(9)	(4)		
Cancellation of restricted stock				(2)	2			
Tax benefit relating to incentive stock option and employee stock purchase plans			8					
Amortization of deferred compensation					12			
Balance at December 31, 2001	**414,882,413**	**4**	**1,225**	**(173)**	**(10)**	**1,031**	**(62)**	**$ (18)**
Comprehensive income:								
Net income						373		$373
Other comprehensive income (expense), net of tax:								
Foreign currency translation adjustment							12	12
Net change in equity investments							(27)	(27)
Net change in derivative financial instruments							(48)	(48)
Net change in minimum pension liability							(2)	(2)
Issuance of common stock			(3)	120		(10)		
Cancellation of restricted stock				(1)				
Tax benefit relating to incentive stock option and employee stock purchase plans			28					
Amortization of deferred compensation					10			
Balance at December 31, 2002	**414,882,413**	**4**	**1,250**	**(54)**		**1,394**	**(127)**	**$308**
Comprehensive income:								
Net income						472		$472
Other comprehensive income (expense), net of tax:								
Foreign currency translation adjustment							69	69
Net change in equity investments							52	52
Net change in derivative financial instruments							(44)	(44)
Net change in minimum pension liability							1	1
Issuance of common stock			(179)	512		(73)		
Issuance of restricted stock				1	(1)			
Stock split effected in the form of a stock dividend	414,882,413	4				(4)		
Purchases of common stock for treasury				(570)				
Tax benefit relating to incentive stock option and employee stock purchase plans			154					
Amortization of deferred compensation					1			
Balance at December 31, 2003	**829,764,826**	**$8**	**$1,225**	**$(111)**	**$**	**$1,789**	**$(49)**	**$550**

(see notes to the consolidated financial statements)

Consolidated Statements of Cash Flows (in millions)

Year Ended December 31,	2003	2002	2001
Operating Activities:			
Net income (loss)	$472	$373	$ (54)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Gain on sale of equity investments		(26)	(11)
Depreciation and amortization	196	161	232
Deferred income taxes	(31)	142	8
Purchased research and development	37	85	282
Tax benefit relating to stock option and employee stock purchase plans	154	28	8
Increase (decrease) in cash flows from operating assets and liabilities:			
Trade accounts receivable	(74)	(51)	(6)
Inventories	(21)	63	53
Prepaid expenses and other assets	6	(38)	(9)
Accounts payable and accrued expenses	96	56	28
Accrual for restructuring and merger-related charges	(11)	(49)	(31)
Other liabilities	(19)	(17)	(22)
Other, net	(18)	9	12
Cash provided by operating activities	787	736	490
Investing Activities:			
Purchases of property, plant and equipment	(188)	(112)	(121)
Proceeds from sales of property, plant and equipment	1	2	5
Purchases of held-to-maturity short-term investments	(130)	(17)	
Maturities of held-to-maturity short-term investments	66		
Purchases of available-for-sale securities	(105)	(12)	(3)
Sales of available-for-sale securities	1	31	20
Payments related to prior year acquisitions	(283)		
Acquisitions of businesses, net of cash acquired	(13)	(187)	(620)
Payments for acquisitions of and/or investments in certain technologies, net	(220)	(190)	(81)
Cash used for investing activities	(871)	(485)	(800)
Financing Activities:			
Net increase (decrease) in commercial paper	915	(11)	43
Net (payments on) proceeds from borrowings on revolving credit facilities	(116)	(237)	360
Proceeds from notes payable and long-term borrowings	2	13	4
Payments on notes payable, capital leases and long-term borrowings	(8)	(48)	(12)
Proceeds from issuances of shares of common stock	260	107	42
Acquisitions of treasury stock	(570)		
Other, net	4	1	
Cash provided by (used for) financing activities	487	(175)	437
Effect of foreign exchange rates on cash	8	4	(1)
Net increase in cash and cash equivalents	411	80	126
Cash and cash equivalents at beginning of year	260	180	54
Cash and cash equivalents at end of year	**$671**	**$260**	**$180**

Supplemental cash flow information			
Cash paid during the year for:			
Income taxes	$30	$36	$108
Interest	52	43	59

(see notes to the consolidated financial statements)

Note A – Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Boston Scientific Corporation (Boston Scientific or the Company) and its subsidiaries, substantially all of which are wholly owned. Investments in companies over which Boston Scientific has the ability to exercise significant influence are accounted for under the equity method if Boston Scientific holds 50 percent or less of the voting stock. Investments in companies over which Boston Scientific does not have the ability to exercise significant influence are accounted for under the cost method. Due to the ongoing litigation between Medinol Ltd. (Medinol) and the Company, and the lack of available financial information, the Company believes that it no longer has the ability to exercise significant influence over Medinol's operating and financial policies. Therefore, during the third quarter of 2002, Boston Scientific changed to the cost method of accounting for its investment in Medinol from the equity method. At December 31, 2003, the Company had a 22 percent ownership interest in Medinol at a carrying value of approximately $24 million.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, debt securities, derivative instrument contracts and accounts receivable. The Company invests its excess cash primarily in high-quality securities and limits the amount of credit exposure to any one financial institution. The Company's investment policy limits exposure to concentrations of credit risk and changes in market conditions. Counterparties to financial instruments expose the Company to credit-related losses in the event of nonperformance. The Company transacts derivative instrument contracts with major financial institutions to limit its credit exposure.

The Company provides credit, in the normal course of business, primarily to hospitals, private and governmental institutions, and health care agencies, clinics and doctors' offices. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

Revenue Recognition: The Company's revenue primarily consists of the sale of single-use disposable medical devices. Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor, unless a consignment arrangement exists. Revenue from consignment arrangements is recognized based on product usage indicating sales are complete.

The Company allows its customers to return defective or damaged products for credit. The Company's estimate for sales returns is based upon contractual commitments and historical trends and is recorded as a reduction to revenue.

The Company offers sales rebates and discounts to certain customers. Sales rebates and discounts are treated as a reduction of revenue, with the corresponding liability being classified as current. The Company estimates rebates for products where there is sufficient historical information that can be used to predict the volume of expected future rebates. If the Company is unable to reasonably estimate the expected rebates, it records a liability for the maximum rebate percentage offered.

The Company has entered certain agreements with group purchasing organizations to sell its products to participating hospitals at pre-negotiated prices. Revenue generated from these agreements is recognized following the same revenue recognition criteria discussed above.

Intangible Assets: Intangible assets are recorded at historical cost. Intangible assets acquired in a business combination, including purchased research and development, are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. The fair values of acquired intangible assets are determined by independent appraisers using information and assumptions provided by management. Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets acquired.

The Company's intangible assets are amortized using the straight-line method over their useful lives, as applicable, as follows: patents and licenses, 2 to 20 years; definite-lived core and developed technology, 10 to 25 years; other intangibles, various. In the first quarter of 2002, the Company ceased amortization of its goodwill and certain other indefinite-lived intangible assets in accordance with Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets.*

The Company reviews intangible assets at least annually to determine if any adverse conditions exist that would indicate impairment. Conditions that would trigger a more frequent impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, or an adverse action or assessment by a regulator. If the carrying amount of an asset exceeds the sum of its undiscounted cash flows, the carrying value is written down to fair value in the period identified. Fair value is generally calculated as the present value of estimated future cash flows using a risk-adjusted discount rate, which requires significant management judgment with respect to revenue and expense growth rates, and the selection and use of an appropriate discount rate. The remaining useful life of intangible assets subject to amortization is evaluated at least annually, or more frequently if certain indicators are present, to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. Indefinite-lived intangible assets are also reviewed at least annually for impairment by calculating the fair value of the assets and comparing the calculated fair values to the related carrying values.

Goodwill is reviewed each year during the second quarter for impairment, or more frequently if certain indicators are present. Examples of such indicators that would cause the Company to test goodwill for impairment between annual tests include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or a more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold.

When conducting its annual impairment test of goodwill, the Company utilizes the two-step approach prescribed under Statement No. 142. The first step requires a comparison of the carrying value of the reporting units, as defined, to the fair value of these units. The Company identified its six domestic divisions, which in aggregate make up the U.S. operating segment, and its three international operating segments as its reporting units for purposes of impairment testing. To derive the carrying value of its reporting units, goodwill is assigned to the reporting units that are expected to benefit from the respective business combination. In addition, assets and liabilities, including corporate assets, which relate to a reporting unit's operations and would be considered in determining fair value, are allocated to the individual reporting units. Assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, are primarily allocated based on the revenue contribution of each reporting unit. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Since the adoption of Statement No. 142, the Company has not performed the second step of the impairment test because the fair value of each reporting unit has exceeded its respective carrying value.

Inventories: Inventories are stated at the lower of first-in, first-out cost or market. Provisions for excess or expired inventory are primarily based on management's estimates of forecasted sales levels. A significant change in the timing and level of demand for the Company's products, as compared to forecasted amounts, may result in the recording of additional provisions for excess or expired inventory in the future. Provisions for inventory located in the Company's manufacturing and distribution facilities are recorded as cost of sales.

Write-downs of consignment inventory due to physical inventory adjustments are charged to selling, general and administrative expenses. These amounts were not material to the consolidated financial statements during 2003, 2002 and 2001.

Property, Plant and Equipment: Property, plant, equipment and leaseholds are stated at historical cost. Expenditures for maintenance and repairs are charged to expense; additions and improvements are capitalized. The Company provides for depreciation using the straight-line method at rates that are intended to depreciate the cost of these assets over their estimated useful lives. Buildings and improvements are depreciated over a 20 to 40 year life; equipment, furniture and fixtures are depreciated over a 3 to 7 year life; leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

The Company receives grant money equal to a percentage of expenditures on eligible capital equipment, which is recorded as deferred income and recognized ratably over the life of the underlying assets. The grant money would be repayable, in whole or in part, should the Company fail to meet certain employment goals. At December 31, 2003 and December 31, 2002, the Company had recorded deferred income of approximately $17 million relating to these grants.

Legal Costs: The Company is involved in various legal proceedings, including intellectual property, breach of contract and product liability suits. In some cases, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures. The Company accrues costs of settlement, damages, and, under certain conditions, costs of defense when such costs are probable and estimable. Otherwise, such costs are expensed as incurred. As of December 31, 2003, the range for litigation-related costs that can be estimated is $16 million to $21 million. If the estimate of a probable loss is a range, and no amount within the range is more likely, the minimum amount of the range is accrued. The Company's total accrual for litigation-related costs as of December 31, 2003 and December 31, 2002 was approximately $16 million and $9 million, respectively.

Product Liability Costs: The Company is substantially self-insured with respect to general and product liability claims. The Company accrues anticipated costs of litigation and loss for product liability claims based on historical experience, or to the extent that they are probable and estimable. Losses for claims in excess of the limits of purchased insurance are recorded at the time and to the extent they are probable and estimable. The Company's accrual for product liability claims is $15 million and $4 million at December 31, 2003 and December 31, 2002, respectively. The accrual at December 31, 2003 includes an $8 million reserve for product liability settlements recorded during the third quarter of 2003.

Income Taxes: The Company utilizes the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company reduces its deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Relevant evidence, both positive and negative, is considered in determining the need for a valuation allowance. Information evaluated includes the Company's financial position and results of operations for the current and preceding years as well as an evaluation of currently available information about future years.

The Company has provided for income taxes payable related to earnings of its foreign subsidiaries that may be repatriated in the foreseeable future. Income taxes are not provided on the unremitted earnings of the Company's foreign subsidiaries where such earnings have been reinvested indefinitely in its foreign operations. It is not practical to estimate the amount of income taxes payable on the earnings that are reinvested indefinitely in foreign operations. Unremitted earnings of the Company's foreign subsidiaries that are reinvested indefinitely were $1,184 million and $1,046 million, at December 31, 2003 and December 31, 2002, respectively.

In addition, the Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve and may cover multiple years. In management's opinion, adequate provisions for income taxes have been made for all years subject to audit.

Investments: At December 31, 2003, the Company held investments in connection with approximately 60 strategic alliances totaling $558 million. At December 31, 2002, the Company had investments in approximately 35 entities, totaling $210 million. These assets primarily represent investments in privately held and publicly traded equity securities.

The Company accounts for its public investments based on the quoted market price at the end of the reporting period. The Company reviews its public investments, which have a readily determinable fair value and are accounted for as available-for-sale securities, for indicators of other than temporary impairment on a quarterly basis. Factors that the Company considers when determining whether an impairment is other than temporary include the Company's ability and intent to hold an investment for a reasonable period of time sufficient for a market recovery up to the cost of the investment, the extent to which the fair value of a security is below cost, the circumstances that give rise to the impairment, forecasted market price recovery and the length of time the investment's fair value is below its carrying amount. If the Company determines that an impairment is other than temporary, then an impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value.

The Company accounts for its investments for which fair value is not readily determinable in accordance with Accounting Principles Board (APB) Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. Each reporting period, the Company evaluates its investments without a readily determinable fair value for impairment if an event or circumstance occurs that is likely to have a significant adverse effect on the fair value of the investment. Examples of such events or circumstances include a significant deterioration in earnings performance, credit rating, asset quality or business prospects of the investee; a significant adverse change in the regulatory, economic or technological environment of the investee; and a significant concern about the investee's ability to continue as a going concern. If the Company identifies an impairment indicator, the Company will determine the fair value of the investment and compare it to its carrying value. If the fair value of the investment is less than its carrying value, the investment is impaired and a determination is made as to whether the impairment is other than temporary. An impairment is deemed other than temporary unless the Company has the ability and intent to hold an investment for a reasonable period of time sufficient for a market recovery up to the cost of the investment. Further, evidence must indicate that the cost of the investment is recoverable within a reasonable period of time. For an other than temporary impairment, an impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value.

Warranty Obligation: The Company estimates the costs that may be incurred under its warranties based on historical experience and records a liability at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Expense attributable to warranties was not material to the results of operations for 2003, 2002 and 2001.

Translation of Foreign Currency: All assets and liabilities of foreign subsidiaries are translated at the rate of exchange at year end while sales and expenses are translated at the average rates in effect during the year. The net effect of these translation adjustments is shown in the accompanying financial statements as a component of stockholders' equity. Foreign currency transaction gains and losses are included in other, net on the consolidated statements of operations.

Financial Instruments: Investments in debt securities are classified as held-to-maturity if the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Investments in debt securities or equity securities that have a readily determinable fair value that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. The Company has no investments that are considered to be trading securities at December 31, 2003 and December 31, 2002. All other investments are classified as available-for-sale. Unrealized gains and temporary losses for available-for-sale securities are excluded from earnings and are reported, net of tax, as a separate component of stockholders' equity until realized. The cost of available-for-sale securities is based on the specific identification method. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other than temporary declines in fair value.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value, regardless of the purpose or intent for holding the instrument, in accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Changes in the fair value of derivative instruments are recorded in earnings unless hedge accounting criteria are met. For derivative instruments designated as fair value hedges, the changes in fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivative instruments designated as cash flow and net investment hedges, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income. The ineffective portions of hedges are recognized in earnings.

Shipping and Handling Costs: The Company does not generally bill customers for shipping and handling of its products. Shipping and handling costs of $55 million in 2003, $44 million in 2002 and $43 million in 2001 are included in selling, general and administrative expenses.

Research and Development: Research and development costs, including new product development programs, regulatory compliance and clinical research, are expensed as incurred.

Stock Compensation Arrangements: The Company accounts for its stock compensation arrangements under the intrinsic value method in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation*. The Company has adopted the disclosure-only provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. Any compensation cost on fixed awards with pro rata vesting is recognized on a straight-line basis over the award's vesting period.

If the Company had elected to recognize compensation expense for the granting of options under stock option plans based on the fair value at the grant dates consistent with the methodology prescribed by Statement No. 123, net income (loss) and net income (loss) per share would have been reported as the following pro forma amounts:

Year Ended December 31, (in millions, except per share data)	2003	2002	2001
Net income (loss), as reported	$ 472	$ 373	$ (54)
Add: Stock-based employee compensation expense included in net income (loss), net of related tax effects	1	6	8
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(62)	(48)	(48)
Pro forma net income (loss)	**$ 411**	**$ 331**	**$ (94)**
Net income (loss) per common share –			
Basic:			
Reported	$ 0.57	$ 0.46	$ (0.07)
Pro forma	$ 0.50	$ 0.41	$ (0.12)
Assuming dilution:			
Reported	$ 0.56	$ 0.45	$ (0.07)
Pro forma	$ 0.49	$ 0.40	$ (0.12)

Pension Plans: The Company maintains pension plans covering certain international employees, which the Company accounts for in accordance with FASB Statement No. 87, *Employers' Accounting for Pensions*. The assets, liabilities and costs associated with these plans were not material in 2003, 2002 and 2001.

Net Income (Loss) Per Common Share: Net income (loss) per common share is based upon the weighted average number of common shares and common share equivalents outstanding each year.

New Accounting Standards: In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*. In December 2003, the FASB issued a revised interpretation. Interpretation No. 46 requires variable interest entities to be consolidated if the total equity investment at risk is not sufficient to permit the entity to finance its activities without financial support from other parties or the equity investors lack certain specified characteristics of a controlling financial interest. The guidelines of Interpretation No. 46 will become applicable for the Company during the first quarter of 2004. The Company is in the process of determining the effect of adoption of Interpretation No. 46, but does not believe it will materially impact the Company's consolidated financial statements.

During the second quarter of 2003, the Company adopted FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. Statement No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability. The Company's adoption of Statement No. 150 had no material impact on the Company's consolidated financial statements.

During the third quarter of 2003, the Company adopted FASB Statement No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. Statement No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133. The Company's adoption of Statement No. 149 had no material impact on the Company's consolidated financial statements.

Reclassifications: Certain prior years' amounts have been reclassified to conform to the current year's presentation.

Note B – Cash, Cash Equivalents and Investments in Debt and Equity Securities

Cash, cash equivalents and investments, stated at fair value, consisted of the following:

(in millions)	Fair value	Gross unrealized gains	Gross unrealized losses	Amortized cost
December 31, 2003				
Cash and cash equivalents	$671			$671
Short-term debt securities (91 days–1 year)	81			81
Equity securities (with a readily determinable fair value)	216	$82	$2	136
	$968	**$82**	**$2**	**$888**
December 31, 2002				
Cash and cash equivalents	$260			$260
Short-term debt securities (91 days–1 year)	17			17
Equity securities (with a readily determinable fair value)	14		$3	17
	$291		**$3**	**$294**

The Company has entered strategic alliances with a number of privately held and publicly traded companies. Many of these alliances involve equity investments by the Company. The Company enters these strategic alliances to broaden its product technology portfolio and to strengthen and expand the Company's reach into existing and new markets. Many of these companies are in the developmental stage and have not yet commenced their principal operations. The Company's exposure to loss related to its strategic alliances is generally limited to its equity investments, notes receivable and intangible assets associated with these alliances.

At December 31, 2003, the Company held investments in connection with a variety of strategic alliances (approximately 50 entities) totaling $342 million for which the fair value was not readily determinable. At December 31, 2002, the Company had investments in approximately 30 entities, totaling $196 million for which the fair value was not readily determinable. These assets primarily represent investments in privately held equity securities or investments where an observable quoted market value does not exist.

Short-term debt securities are classified as a component of prepaid expenses and other current assets in the Company's consolidated balance sheets.

Note C – Other Balance Sheet Information

Components of selected captions in the consolidated balance sheets at December 31 consisted of:

(in millions)	2003	2002
Trade Accounts Receivable		
Accounts receivable	$603	$493
Less: allowances	61	58
	$542	$435
Inventories		
Finished goods	$175	$145
Work-in-process	63	48
Raw materials	43	50
	$281	$243
Property, Plant and Equipment		
Land	$ 69	$ 60
Buildings and improvements	470	412
Equipment, furniture and fixtures	798	645
	1,337	1,117
Less: accumulated depreciation and amortization	593	481
	$744	$636
Accrued Expenses		
Acquisition-related obligations	$ 79	$195
Payroll and related liabilities	216	180
Other	302	264
	$597	$639

Note D – Business Combinations

The Company recorded purchased research and development of $37 million, $85 million and $282 million in 2003, 2002 and 2001, respectively. The 2003 purchased research and development primarily related to acquisitions consummated in prior years and the 2003 acquisition of InFlow Dynamics, Inc. (InFlow). The purchased research and development associated with the prior years' acquisitions resulted from consideration that was contingent at the date of acquisition, but was earned during 2003, primarily related to the acquisition of Embolic Protection, Inc. (EPI). The 2002 and 2001 purchased research and development related primarily to acquisitions consummated in each of these years.

During 2003, the Company paid approximately $13 million in cash and recorded approximately $12 million of acquisition-related obligations to acquire InFlow. During 2002, the Company paid approximately $187 million in cash to acquire Smart Therapeutics, Inc. (Smart), BEI Medical Systems Company, Inc. (BEI) and Enteric Medical Technologies, Inc. (EMT). During 2001, the Company paid approximately $620 million in cash and issued approximately 3.8 million shares valued at $40 million to acquire RadioTherapeutics Corporation (RTC), Cardiac Pathways Corporation (CPC), Interventional Technologies, Inc. (IVT), Quanam Medical Corporation (Quanam), Catheter Innovations, Inc. (CI) and EPI. These acquisitions were intended to strengthen the Company's leadership position in interventional medicine. The acquisitions were accounted for using the purchase method of accounting. The consolidated financial statements include the operating results for each acquired entity from its respective date of acquisition. Pro forma information is not presented, as the acquired companies' results of operations prior to their date of acquisition are not material, individually or in the aggregate, to the Company.

On February 12, 2003, the Company completed its acquisition of InFlow. InFlow is a stent technology development company that focuses on reducing the rate of restenosis, improving the visibility of stents during procedures and enhancing the overall vascular compatibility of the stent. The acquisition was intended to provide the Company with an expanded stent technology and intellectual property portfolio.

On December 3, 2002, the Company completed its acquisition of Smart. Smart develops self-expanding technologies for intracranial therapies. The acquisition was intended to strengthen the Company's leadership position in interventional stroke therapies and became part of the Company's Neurovascular division.

On June 27, 2002, the Company completed its tender offer relating to its acquisition of BEI. BEI designs, manufactures and markets less-invasive technology used by gynecologists to treat excessive uterine bleeding due to benign causes. The acquisition was intended to expand the Company's product offerings in the area of women's health and became part of the Company's Endosurgery group.

On June 13, 2002, the Company completed its acquisition of EMT. EMT designs, manufactures and markets Enteryx™, a liquid polymer technology for the treatment of gastro-esophageal reflux disease (GERD). The acquisition was intended to expand the Company's Endosurgery product offerings in the GERD market.

On December 11, 2001, the Company completed its acquisition of RTC. RTC develops and manufactures proprietary radiofrequency-based therapeutic devices in the field of interventional oncology for the ablation (destruction) of various forms of soft tissue lesions (tumors). The acquisition was intended to expand the Company's oncology technology portfolio.

On August 9, 2001, the Company completed its acquisition of CPC. CPC designs and markets less-invasive systems to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart rhythms). The acquisition was intended to strengthen and broaden the Company's product offerings in the field of electrophysiology.

On April 2, 2001, the Company completed its acquisition of IVT. IVT develops, manufactures and markets less-invasive devices for use in interventional cardiology, including the Cutting Balloon® microsurgical dilatation device. The acquisition was intended to strengthen the Company's market leadership position in interventional cardiology.

On March 30, 2001, the Company completed its acquisition of Quanam. Quanam develops medical devices using novel polymer technology, with a concentration on drug-delivery stent systems for use in cardiovascular applications. The acquisition was intended to broaden the Company's drug-delivery portfolio.

On March 5, 2001, the Company completed its acquisition of CI. CI develops and manufactures catheter-based venous access products used by clinicians to treat critically ill patients through the delivery of chemotherapy drugs, antibiotics and nutritional support. The acquisition was intended to expand the Company's technology portfolio in the venous access market.

On February 27, 2001, the Company completed its acquisition of EPI. EPI develops embolic protection filters for use in interventional cardiovascular procedures and also develops carotid endovascular therapies for the prevention of stroke. The acquisition was intended to accelerate the Company's entry into the embolic protection market.

Certain of the Company's business combinations involve contingent consideration. These payments, if and when made, are allocated to specific intangible asset categories, including purchased research and development, with the remainder assigned to goodwill as if the consideration had been paid as of the date of acquisition. Payment of the additional consideration is generally contingent upon the acquired companies reaching certain performance milestones, including achieving specified revenue levels, product development targets or regulatory approvals. At December 31, 2003 and December 31, 2002, the Company had accruals for acquisition-related obligations of approximately $79 million and $195 million, respectively. These accruals were recorded primarily as adjustments to goodwill and purchased research and development. In addition, at December 31, 2003, the maximum potential amount of future contingent consideration (undiscounted) that the Company could be required to make associated with its business combinations is approximately $500 million, some of which may be payable in the Company's common stock. The milestones associated with the contingent consideration must be reached in certain future periods ranging from 2004 through 2013. The cumulative specified revenue level associated with the maximum future contingent payments is approximately $1.3 billion.

The Company has recorded approximately $191 million of intangible assets not subject to amortization associated with its 2003 and 2002 acquisitions, which is comprised solely of goodwill. The goodwill is not deductible for tax purposes, and has been allocated to the Company's reportable segments as follows: $177 million to the U.S. and $14 million to Europe.

The following table summarizes the purchase price assigned to the intangible assets subject to amortization acquired in connection with the 2003 and 2002 acquisitions and the weighted average amortization periods:

(in millions)	Amount assigned	Weighted average amortization period
Technology – core	$ 25	25 years
Technology – developed	24	10 years
Patents	18	15 years
Other	3	19 years
Total	**$ 70**	**17 years**

The amounts paid for each acquisition have been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The estimated excess of purchase price over the fair value of the net tangible assets acquired was allocated to identifiable intangible assets based on detailed valuations. The Company's purchased research and development charges are based upon these valuations. The valuation of purchased research and development represents the estimated fair value at the date of acquisition related to in-process projects. As of the date of acquisition, the in-process projects had not yet reached technological feasibility and had no alternative future uses. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the product in an applicable geographical region. Accordingly, the value attributable to these projects, which had not yet obtained regulatory approval, was expensed in conjunction with the acquisition. If the projects are not successful, or completed in a timely manner, the Company may not realize the financial benefits expected for these projects.

The income approach was used to establish the fair values of purchased research and development. This approach establishes fair value by estimating the after-tax cash flows attributable to the in-process project over its useful life and then discounting these after-tax cash flows back to a present value. Revenue estimates were based on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. In arriving at the value of the in-process research and development projects, the Company considered, among other factors, the in-process project's stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used to arrive at a present value as of the date of acquisition was based on the time value of money and medical technology investment risk factors. For the purchased research and development programs acquired in connection with the 2003 acquisition, a risk-adjusted discount rate of 24 percent was utilized to discount the projected cash flows. For the purchased research and development programs acquired in connection with the 2002 acquisitions, risk-adjusted discount rates ranging from 17 percent to 26 percent were utilized to discount the projected cash flows. For the purchased research and development programs acquired in connection with the 2001 acquisitions, risk-adjusted discount rates ranging from 16 percent to 28 percent were utilized to discount the projected cash flows. The Company believes that the estimated purchased research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

The in-process projects acquired in connection with the Company's 2003 acquisition were not significant to the Company. The most significant in-process projects acquired in connection with the Company's 2002 acquisitions include EMT's Enteryx technology for the treatment of GERD and Smart's atherosclerosis stent, which collectively represent approximately 82 percent of the 2002 in-process value. Enteryx is a patented liquid polymer for the treatment of GERD. During the second quarter of 2003, the Company completed the Enteryx in-process project and received FDA approval for this technology. The total cost to complete the project was approximately $6 million. The atherosclerosis stent is a self-expanding nitinol stent designed to treat narrowing of the arteries around the brain. The Company continues to pursue the development of Smart's atherosclerosis stent and believes it has a reasonable chance of completing the project. The Company has spent approximately $3 million on this project as of December 31, 2003 and estimates costs of approximately $2 million to complete the project. The Company expects that it will receive FDA approval for this technology in 2005. These estimates are consistent with the Company's estimates at the time of acquisition.

The most significant in-process projects acquired in connection with the Company's 2001 acquisitions include IVT's next-generation Cutting Balloon, IVT's next-generation Infiltrator® transluminal drug-delivery catheter and EPI's next-generation embolic protection devices, which collectively represent approximately 63 percent of the 2001 in-process value. The Cutting Balloon is a novel balloon angioplasty device with mounted scalpels that relieve stress in the artery, reducing the force necessary to expand the vessel. This contributes to less inadvertent arterial trauma and injury as compared to standard balloon angioplasty. The Company continues to pursue the development of IVT's next-generation Cutting Balloon and believes it has a reasonable chance of completing the project. The Company has spent approximately $3 million on this project as of December 31, 2003 and estimates costs of approximately $4 million to complete the project. The Company expects that it will receive FDA approval for this technology in 2005, which is later than anticipated at the time of acquisition, primarily as a result of the Company's continuing focus on its drug-eluting stent program. The Company does not expect that this delay will have a material impact on its operations. The Infiltrator transluminal drug-delivery catheter is designed to deliver therapeutic agents directly into the wall of the artery with high levels of efficiency. During the second quarter of 2002, due to alternative drug-delivery products available to the Company, the Company substantially canceled the future development of the Infiltrator project. The Company does not believe that the cancellation of this project will have a material impact on its future operations. The embolic protection devices are filters that are mounted on a guidewire and are used to capture embolic material that is dislodged during cardiovascular interventions. During the second quarter of 2003, the Company completed EPI's FilterWire EX embolic protection device in-process project and received FDA approval for this technology. The total cost to complete the project was approximately $20 million.

Note E – Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company fully adopted the provisions of Statement No. 142. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

The following table provides comparative earnings and earnings per share had the non-amortization provisions of Statement No. 142 been applied in all periods presented:

Year Ended December 31, (in millions, except per share data)	**2003**	**2002**	**2001**
Reported net income (loss)	$ 472	$ 373	$ (54)
Add back: amortization of goodwill, net of tax			21
Add back: amortization of indefinite-lived intangible assets, net of tax			10
Adjusted net income (loss)	**$ 472**	**$ 373**	**$ (23)**
Basic:			
Weighted average shares outstanding	821.0	814.2	802.8
Net income (loss) per common share:			
Reported	$ 0.57	$ 0.46	$ (0.07)
Adjusted	$ 0.57	$ 0.46	$ (0.03)
Assuming Dilution:			
Weighted average shares outstanding	845.4	830.0	802.8
Net income (loss) per common share:			
Reported	$ 0.56	$ 0.45	$ (0.07)
Adjusted	$ 0.56	$ 0.45	$ (0.03)

The following table provides the gross carrying amount of all intangible assets and the related accumulated amortization for intangible assets subject to amortization at December 31:

	2003		**2002**	
(in millions)	**Gross carrying amount**	**Accumulated amortization**	**Gross carrying amount**	**Accumulated amortization**
Amortized intangible assets:				
Technology – core	$ 222	$ 22	$ 210	$ 13
Technology – developed	346	158	344	127
Patents	472	139	427	111
Other intangibles	207	98	198	85
Total	**$1,247**	**$417**	**$1,179**	**$336**
Unamortized intangible assets:				
Goodwill	$1,275		$1,168	
Technology – core	356		356	
Total	**$1,631**		**$1,524**	

The Company's core technology that is not subject to amortization represents technical processes, intellectual property and/or institutional understanding acquired by the Company that is fundamental to the ongoing operation of the Company's business, and which has no limit to its useful life. The Company's core technology that is not subject to amortization is primarily comprised of certain purchased stent and balloon technology, which is foundational to the Company's continuing operation within the interventional cardiology market and other markets within interventional medicine. All other core technology is amortized over its estimated useful life.

Total amortization expense for the year ended December 31, 2003 was $89 million as compared to $72 million and $136 million for the years ended December 31, 2002 and 2001, respectively. The Company's amortization expense in 2001 includes a $24 million pre-tax write-down of intangible assets.

The following table provides estimated amortization expense for each of the five succeeding fiscal years based upon the Company's intangible asset portfolio at December 31, 2003:

Fiscal year	Estimated amortization expense (in millions)
2004	$ 85
2005	80
2006	78
2007	76
2008	63

The following table provides changes in the carrying amount of goodwill by segment for the years ended December 31, 2003 and 2002:

(in millions)	United States	Europe	Japan	Inter-Continental
Balance as of December 31, 2001	$ 759	$ 95	$ 41	$ 33
Purchase price adjustments	(28)	(1)		
Goodwill acquired	85	5		
Contingent consideration	177			
Foreign currency translation		2		
Balance as of December 31, 2002	993	101	41	33
Purchase price adjustments	(22)		(2)	
Goodwill acquired		14		
Contingent consideration	117			
Balance as of December 31, 2003	**$ 1,088**	**$ 115**	**$ 39**	**$ 33**

The purchase price adjustments relate primarily to adjustments to properly reflect the fair value of deferred tax assets and liabilities acquired in connection with the 2001 and 2002 acquisitions.

Note F – Global Operations Strategy

During 2000, the Company approved and committed to a global operations strategy consisting of three strategic initiatives designed to increase productivity and enhance innovation. The global operations strategy included a plant network optimization initiative, a manufacturing process control initiative and a supply chain optimization initiative.

The plant network optimization initiative has created a better allocation of the Company's resources by forming a more effective network of manufacturing and research and development facilities. The initiative resulted in the consolidation of manufacturing operations along product lines and the shifting of production to the Company's facilities in Miami and Ireland, and to contract manufacturing. The plant network optimization initiative included the discontinuation of manufacturing activities at three facilities in the U.S. During 2000, the Company recorded a $58 million pre-tax charge to cost of sales for severance and related costs associated with the plant network optimization initiative. The approximately 1,700 affected employees included manufacturing, manufacturing support and management employees. During 2001, the Company recorded pre-tax expense of approximately $62 million as cost of sales, primarily related to transition costs and accelerated depreciation on fixed assets whose useful lives were reduced as a result of the plant network optimization initiative. During 2002, the Company recorded pre-tax expense of approximately $23 million as cost of sales for transition costs associated with the plant network optimization initiative and abnormal production variances related to underutilized plant capacity. The Company substantially completed the plant network optimization initiative during the second quarter of 2002.

The manufacturing process control initiative involved the strengthening of the Company's technical manufacturing resources to improve quality, reduce cost and accelerate time to market. As a result, the Company has improved its manufacturing efficiencies and yields. Due to the achievement of operational efficiencies and its continued efforts to manage costs, during the second quarter of 2002, the Company approved and committed to a workforce reduction plan, impacting approximately 250 manufacturing, manufacturing support and management employees. As a result, during the second quarter of 2002, the Company recorded a

$6 million pre-tax charge to cost of sales for severance and related costs. The Company substantially completed the workforce reduction during the fourth quarter of 2002.

The supply chain optimization initiative consisted of procurement and inventory management programs, which have reduced inventory levels, lowered inventory holding costs and reduced inventory write-offs.

The Company did not record any significant expenses in 2003 related to its global operations strategy.

As of December 31, 2003, the Company has made cash outlays of approximately $164 million since the inception of the global operations strategy. The cash outlays included severance and outplacement costs, transition costs and capital expenditures. The Company has substantially completed its 2000 global operations strategy and the anticipated cost savings have been achieved. During 2003, the Company achieved pre-tax operating savings, relative to the strategy's base year of 1999, of approximately $250 million as compared to savings of $220 million and $130 million in 2002 and 2001, respectively, relative to the base year of 1999. These savings have been realized primarily as reduced cost of sales. Savings to date have been impacted by the erosion of average selling prices on certain products, changes in product mix and foreign currency fluctuations.

The Company accrued the severance and related costs associated with the global operations strategy in accordance with Staff Accounting Bulletin No. 100, *Restructuring and Impairment Charges*, and Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. All other costs associated with the global operations strategy were expensed as incurred. As of December 31, 2003, the Company does not have any significant accruals remaining for its global operations strategy.

The activity impacting the accrual for the global operations strategy is summarized in the table below:

(in millions)	Charges to operations in 2000	Balance at 12/31/00	Payments made in 2001	Balance at 12/31/01	Charges to operations in 2002	Payments made in 2002	Balance at 12/31/02	Payments made in 2003	Balance at 12/31/03
Global Operations Strategy									
Plant network optimization initiative:									
Workforce reductions	$58	$58	$(23)	$35	—	$(32)	$3	$(3)	—
Manufacturing process control initiative:									
Workforce reductions	—	—	—	—	$6	$ (5)	$1	$(1)	—
Total:									
Workforce reductions	$58	$58	$(23)	$35	$6	$(37)	$4	$(4)	—

Note G – Borrowings and Credit Arrangements

The Company's borrowings at December 31 consisted of:

(in millions)	2003	2002
Commercial paper – short-term	$547	$ 88
Bank obligations – short-term	6	
Commercial paper – long-term	456	
Long-term debt – fixed rate	514	517
Long-term debt – floating rate	194	320
Capital leases – long-term (see Note H)	8	10

Revolving Credit Facilities: At December 31, 2003, the Company's revolving credit facilities totaled $1,220 million, consisting of a $600 million 364-day credit facility that contains an option to convert into a one-year term loan expiring in May 2005, a $600 million credit facility that terminates in August 2006 and a $20 million uncommitted credit facility. Use of the borrowings are unrestricted and the borrowings are unsecured. In January 2004, the Company increased its 364-day credit facility to $645 million.

The revolving credit facilities provide borrowing capacity and support the Company's commercial paper. The Company had approximately $1,003 million and $88 million of commercial paper outstanding at December 31, 2003 and December 31, 2002, respectively, at weighted average interest rates of 1.20 percent and 1.50 percent, respectively. The Company had no outstanding revolving credit facility borrowings at December 31, 2003 compared to $113 million at December 31, 2002, at a weighted average interest rate of 0.58 percent.

In addition, the Company had a revolving credit and security facility, which is secured by the Company's domestic trade receivables, that provides an additional $200 million of borrowing capacity and terminates in August 2004. The maximum amount available for borrowing under this facility changes based upon the amount of eligible receivables, concentration of eligible receivables and other factors. The Company had approximately $194 million and $197 million of borrowings outstanding under its revolving credit and security facility at December 31, 2003 and December 31, 2002, respectively. The borrowings bore interest rates of 1.44 percent and 1.89 percent at December 31, 2003 and December 31, 2002, respectively. Certain significant changes in the quality of the Company's receivables may cause an amortization event under this facility. An amortization event may require the Company to immediately repay borrowings under the facility. The financing structure required the Company to create a wholly owned entity, which is consolidated by the Company. This entity purchases U.S. trade accounts receivable from the Company and then borrows from two third-party financial institutions using these receivables as collateral. The transactions remain on the Company's balance sheet because the Company has the right to prepay any borrowings outstanding, allowing the Company to retain effective control over the receivables. Accordingly, pledged receivables and the corresponding borrowings are included as trade accounts receivable, net and bank obligations, respectively, on the Company's consolidated balance sheets.

The Company has the ability and intent to refinance a portion of its short-term debt on a long-term basis through its revolving credit facilities. The Company expects that a minimum of $650 million of its short-term obligations, including $456 million of commercial paper and $194 million of bank obligations, will remain outstanding beyond the next twelve months and, accordingly, has classified this portion as long-term borrowings at December 31, 2003, compared to $320 million of short-term bank obligations classified as long-term at December 31, 2002.

Senior Notes: The Company had $500 million of senior notes (the Notes) outstanding at December 31, 2003 and December 31, 2002, which are registered securities. The carrying amount of the Notes was $508 million and $511 million at December 31, 2003 and December 31, 2002, respectively. The Notes mature in March 2005, bear a semi-annual coupon of 6.625 percent, and are not redeemable prior to maturity or subject to any sinking fund requirements. During the third quarter of 2003, the Company entered a fixed to floating interest rate swap to hedge changes in the fair value of the Notes. The Company recorded changes in the fair value of the Notes since the inception of the interest rate swap. Interest payments made or received under the interest rate swap agreement are recorded as interest expense. At December 31, 2003, approximately $1 million of unrealized gains were recorded as other long-term assets to recognize the fair value of the interest rate swap. At December 31, 2003 and December 31, 2002, the carrying amount of the Notes included $7 million and $11 million, respectively, that related to a previous interest rate swap.

The Company had 795 million Japanese yen (translated to approximately $7 million) at December 31, 2003 and 885 million Japanese yen (translated to approximately $7 million) at December 31, 2002 of borrowings outstanding from a Japanese bank used to finance a facility construction project. The interest rate on the borrowings is 2.10 percent and semi-annual principal payments are due through 2012.

The Company has uncommitted Japanese credit facilities with several commercial banks, which provided for borrowings and promissory notes discounting of up to 14.6 billion Japanese yen (translated to approximately $136 million) at December 31, 2003 and up to approximately 14.5 billion Japanese yen (translated to approximately $122 million) at December 31, 2002. There were approximately $1 million and $7 million in borrowings outstanding under the Japanese credit facilities at an interest rate of 1.38 percent at December 31, 2003 and December 31, 2002, respectively. Approximately $113 million and $102 million of notes receivable were discounted at average interest rates of approximately 1.38 percent at December 31, 2003 and December 31, 2002, respectively. During the first quarter of 2002, the Company repaid 6 billion Japanese yen (translated to approximately $45 million at the date of repayment) of borrowings outstanding with a syndicate of Japanese banks.

In addition, the Company had other outstanding bank obligations of $3 million and $2 million at December 31, 2003 and December 31, 2002, respectively.

Note H – Leases

Rent expense amounted to $48 million in 2003, $42 million in 2002 and $39 million in 2001. Future minimum rental commitments as of December 31, 2003 under noncancelable operating lease agreements are as follows:

Year Ended December 31, (in millions)	**Operating leases**
2004	$ 36
2005	30
2006	20
2007	12
2008	9
Thereafter	4
Total minimum lease payments	**$ 111**

At December 31, 2003, the Company had approximately $11 million in future minimum lease payments associated with its noncancelable capital leases. Of the $11 million, approximately $8 million is classified as a component of long-term debt and approximately $1 million is included as a component of current bank obligations on the Company's consolidated balance sheets. The remaining $2 million represents future interest payments.

Note I – Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash and Cash Equivalents: The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents are valued at cost, which approximates their fair value.

Investments: The fair values for debt and equity securities are based on quoted market prices when readily determinable.

Commercial Paper and Bank Obligations: The carrying amounts of the Company's borrowings under its commercial paper program and its financing agreements approximate their fair value.

Long-Term Debt: The fair value of the Company's fixed rate long-term debt is estimated based on quoted market prices. The carrying amounts of the Company's floating rate long-term debt approximate their fair value.

Derivative Instruments: The fair values of derivative instruments are estimated based on the amount that the Company would receive or pay to terminate the agreements at the reporting date. The Company had foreign exchange forward and option contracts and cross currency interest rate swap contracts outstanding in the notional amounts of $1,724 million and $1,318 million as of December 31, 2003 and December 31, 2002, respectively. In addition, the Company had interest rate swap contracts outstanding in the notional amounts of $500 million and $63 million as of December 31, 2003 and December 31, 2002, respectively.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2003 and December 31, 2002 are as follows:

	2003		2002	
(in millions)	Carrying amount	Fair value	Carrying amount	Fair value
Assets:				
Cash, cash equivalents and investments with a readily determinable fair value	$968	$968	$291	$291
Foreign exchange contracts	15	15	15	15
Interest rate swap contracts	1	1		
Liabilities:				
Commercial paper – short-term	$547	$547	$ 88	$ 88
Bank obligations – short-term	6	6		
Commercial paper – long-term	456	456		
Long-term debt – fixed rate	514	532	517	544
Long-term debt – floating rate	194	194	320	320
Foreign exchange contracts	84	84	22	22
Cross currency interest rate swap contracts			5	5

Note J – Derivative Instruments and Hedging Activities

The Company operates globally and its earnings and cash flow are exposed to market risk from changes in currency exchange rates and interest rates. The Company addresses these risks through a risk management program that includes the use of derivative financial instruments. The program is operated pursuant to documented corporate risk management policies. The Company does not enter into any derivative transaction for speculative purposes.

Currency Transaction Hedging: The Company manages its currency transaction exposures on a consolidated basis to take advantage of natural offsets. The Company uses foreign currency denominated borrowings and currency forward contracts to manage the remaining transaction exposure. These currency forward contracts are not designated as cash flow, fair value or net investment hedges under Statement No. 133, are marked-to-market with changes in fair value recorded to earnings, and are entered into for periods consistent with currency transaction exposures, generally one to six months. These derivative instruments do not subject the Company's earnings or cash flow to material risk since gains and losses on these derivatives offset losses and gains on the assets and liabilities being hedged.

Currency Translation Hedging: The Company uses currency forward and option contracts to reduce the risk that the Company's earnings and cash flow, associated with forecasted foreign currency denominated intercompany and third-party transactions, will be affected by changes in currency exchange rates. The Company, however, may be impacted by changes in currency exchange rates related to any unhedged portion. The success of the hedging program depends, in part, on forecasts of transaction activity in various currencies (primarily Japanese yen, euro, British pound sterling, Australian dollar and Canadian dollar). The Company may experience unanticipated currency exchange gains or losses to the extent that there are timing differences between forecasted and actual activity during periods of currency volatility. The effective portion of any change in the fair value of the derivative instruments, designated as cash flow hedges, is recorded in other comprehensive income until the third-party transaction associated with the hedged forecasted transaction occurs. Once the third-party transaction associated with the hedged forecasted transaction occurs, the effective portion of any related gain or loss on the cash flow hedge is reclassified from other comprehensive income to earnings. In the event the hedged forecasted transaction does not occur, or it becomes probable that it will not occur, the effective portion of any gain or loss on the related cash flow hedge would be reclassified from other comprehensive income to earnings at that time. The Company did not recognize material gains or losses resulting from either hedge ineffectiveness or changes in forecast probability during 2003 or 2002. The Company recognized a net loss of approximately $8 million and a net gain of approximately $39 million in earnings from derivative instruments designated as cash flow hedges of forecasted transactions during 2003 and 2002, respectively. All derivative instruments, designated as cash flow hedges, outstanding at December 31, 2003, mature within the subsequent 36-month period. As of December 31, 2003, approximately $48 million of net losses are recorded in accumulated other comprehensive income, net of tax, to recognize the effective portion of any fair value of derivative instruments that are, or previously were, designated as cash flow hedges, compared to approximately $4 million of net losses at December 31, 2002. Of the December 31, 2003 amount, $36 million, net of tax, is expected to be reclassified to earnings within the next twelve months to mitigate foreign exchange risk.

Net Investment Hedging: The Company uses cross currency interest rate derivative instruments and currency forward contracts to manage certain of its foreign currency denominated net investments in subsidiaries and to reduce the risk that the Company's accumulated shareholders' equity will be adversely affected by changes in currency exchange rates (primarily Japanese yen). These derivative instruments are designated as net investment hedges under Statement No. 133. The effective portion of any change in the fair value of the derivative instruments, designated as net investment hedges, is recorded in other comprehensive income. The ineffective portion of any change in the fair value is recorded as interest expense. The Company recognized $3 million of hedge ineffectiveness as a reduction in interest expense during 2003, compared to $5 million in 2002. As of December 31, 2003, approximately $4 million of unrealized net losses are recorded in accumulated other comprehensive income, as a component of foreign currency translation adjustment, to recognize the effective portion of the fair value of derivative instruments that are designated as net investment hedges, compared to $5 million of unrealized net losses at December 31, 2002. In addition, the Company recorded a $3 million realized loss in other comprehensive income to recognize the effective portion of net investment hedges settled during 2003.

Interest Rate Hedging: The Company uses interest rate derivative instruments to manage its exposure to interest rate movements and to reduce borrowing costs by converting floating-rate debt into fixed-rate debt or fixed-rate debt into floating-rate debt. These derivative instruments are designated as either fair value or cash flow hedges under Statement No.133. Any change in the fair value of derivative instruments, designated as fair value hedges, is recorded in other income and expense and is offset by changes in the fair value of the hedged debt obligation. Interest expense related to the hedged debt obligation reflects interest payments made or received under interest rate derivative instruments. Any change in the fair value of the derivative instruments, designated as cash flow hedges, is recorded in other comprehensive income, net of tax, and reclassified to interest expense during the hedged interest payment period. The Company recognized $7 million of interest expense reductions related to interest rate derivative contracts during 2003, compared to $9 million during 2002. The fair values of these instruments recorded on the Company's consolidated balance sheets at December 31, 2003 and December 31, 2002 are not material.

Note K – Income Taxes

Income before income taxes consisted of:

Year Ended December 31, (in millions)	2003	2002	2001
Domestic	$231	$305	$(226)
Foreign	412	244	270
	$643	$549	$ 44

The related provision for income taxes consisted of:

Year Ended December 31, (in millions)	2003	2002	2001
Current:			
Federal	$159	$ (29)	$ 40
State	7	2	5
Foreign	36	61	45
	202	34	90
Deferred:			
Federal	(27)	144	16
State	(1)	8	2
Foreign	(3)	(10)	(10)
	(31)	142	8
	$171	$176	$98

The reconciliation of taxes on income at the federal statutory rate to the actual provision for income taxes is:

Year Ended December 31, (in millions)	2003	2002	2001
Tax at statutory rate	$ 225	$ 192	$ 15
State income taxes, net of federal benefit	3	8	3
Effect of foreign taxes	(56)	(32)	(38)
Purchased research and development	13	31	111
Research credit	(10)		
Refund of previously paid taxes		(15)	
Other, net	(4)	(8)	7
	$ 171	$ 176	$ 98

Significant components of the Company's deferred tax assets and liabilities at December 31 consisted of:

(in millions)	2003	2002
Deferred tax assets:		
Inventory costs, intercompany profit and related reserves	$ 133	$ 107
Tax benefit of net operating loss and tax credits	184	106
Reserves and accruals	101	76
Restructuring and merger-related charges, including purchased research and development	178	182
Unrealized losses on available-for-sale securities		1
Unrealized losses on derivative financial instruments	28	3
Other	22	21
	646	496
Less: valuation allowance on deferred tax assets	32	35
	$ 614	$ 461
Deferred tax liabilities:		
Property, plant and equipment	$ (23)	$ (8)
Intangible assets	(242)	(238)
Unremitted earnings of subsidiaries	(180)	(90)
Litigation settlement	(23)	(36)
Unrealized gains on available-for-sale securities	(30)	
Other	(22)	(21)
	(520)	(393)
	$ 94	$ 68

During 2003, the Company determined that it is likely to repatriate cash from certain non-U.S. operations. The Company has established tax liabilities of approximately $180 million that management believes are adequate to provide for the related tax impact of these transactions.

The Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve and may cover multiple years. The Company settled several tax audits during the year and has reduced its previous estimate for accrued taxes by approximately $139 million to reflect the resolution of these audits.

At December 31, 2003, the Company had U.S. tax net operating loss carryforwards and tax credits, the tax effect of which is approximately $164 million. In addition, the Company had foreign tax net operating loss carryforwards, the tax effect of which is approximately $20 million. These carryforwards will expire periodically beginning in the year 2004. The Company established a valuation allowance of $32 million against these carryforwards. The decrease in the valuation allowance from 2002 to 2003 is primarily attributable to the expiration of foreign tax credits.

The income tax provision (benefit) of the unrealized gain or loss component of other comprehensive income (loss) was approximately $5 million, $(44) million and $14 million for 2003, 2002 and 2001, respectively.

Note L – Commitments and Contingencies

The interventional medicine market in which the Company primarily participates is in large part technology driven. Physician customers, particularly in interventional cardiology, move quickly to new products and new technologies. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. Intellectual property litigation to defend or create market advantage is, however, inherently complex and unpredictable. Furthermore, appellate courts frequently overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies, and to balance risk and exposure between the parties. In some cases, several competitors are parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of devices. These forces frequently drive settlement of not only individual cases, but of a series of pending and potentially related and unrelated cases. In addition, although monetary and injunctive relief is typically sought, remedies and restitution are generally not determined until the conclusion of the proceedings, and are frequently modified on appeal. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Several third parties have asserted that the Company's current and former stent systems infringe patents owned or licensed by them. Adverse outcomes in one or more of these proceedings could limit the Company's ability to sell certain stent products in certain jurisdictions, or reduce the Company's operating margin on the sale of these products. In addition, damage awards related to historical sales could be material. The Company has similarly asserted that stent systems or other products sold by these companies infringe patents owned or licensed by the Company.

In management's opinion, the Company is not currently involved in any legal proceeding other than those specifically identified below, which, individually or in the aggregate, could have a material effect on the financial condition, operations and/or cash flows of the Company. Additionally, legal costs associated with asserting the Company's patent portfolio and defending against claims that the Company's products infringe the intellectual property rights of others are significant; legal costs associated with non-patent litigation and compliance activities continue to be substantial. Depending on the prevalence, significance and complexity of these matters, the Company's legal provisions could be adversely affected in the future.

Litigation with Johnson & Johnson

On October 22, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, filed a suit for patent infringement against the Company and SCIMED Life Systems, Inc. (SCIMED), a subsidiary of the Company, alleging that the importation and use of the NIR® stent infringes two patents owned by Cordis. On April 13, 1998, Cordis filed a suit for patent infringement against the Company and SCIMED alleging that the Company's NIR® stent infringes two additional patents owned by Cordis. The suits were filed in the U.S. District Court for the District of Delaware seeking monetary damages, injunctive relief and that the patents be adjudged valid, enforceable and infringed. A trial on both actions was held in late 2000. A jury found that the NIR® stent does not infringe three Cordis patents, but does infringe one claim of one Cordis patent and awarded damages of approximately $324 million to Cordis. On March 28, 2002, the Court set aside the damage award, but upheld the remainder of the verdict, and held that two of the four patents had been obtained through inequitable conduct in the U.S. Patent and Trademark Office. On May 16, 2002, the Court also set aside the verdict of infringement, requiring a new trial. On October 14, 2003, Cordis filed a motion to revise and vacate the Court's decision to grant the Company a new trial and asked the Court to enter judgement against the Company. The Company filed an opposition to Cordis' motion. A hearing has not yet been scheduled.

On March 13, 1997, the Company (through its subsidiaries) filed suits against Johnson & Johnson (through its subsidiaries) in The Netherlands and Belgium, and on March 17, 1997 filed suit in France, seeking a declaration of noninfringement for the NIR® stent relative to two European patents licensed to Ethicon, Inc. (Ethicon), a Johnson & Johnson subsidiary, as well as a declaration of invalidity with respect to those patents. On October 28, 1998, the Company's motion for a declaration of noninfringement in France was dismissed for failure to satisfy statutory requirements; the French invalidity suits were not affected. A hearing related to the French invalidity suits was held on November 19, 2001. On January 16, 2002, the French Court found one of the patents to be valid and the other to be invalid. The Company filed an appeal on November 4, 2002. On March 21, 1997, the Company (through its subsidiaries) filed a suit against Johnson & Johnson (through its subsidiaries) in Italy seeking a declaration of noninfringement for the NIR® stent relative to one of the European patents licensed to Ethicon and a declaration of invalidity. A technical expert was appointed by the Court and a hearing was held on January 30, 2002. Both parties have had an opportunity to comment on the expert report. On May 8, 2002, the Court closed the evidentiary phase of the case. Hearings have not yet been scheduled.

Ethicon and other Johnson & Johnson subsidiaries filed a cross-border suit in The Netherlands on March 17, 1997, alleging that the NIR® stent infringes one of the European patents licensed to Ethicon. In this action, the Johnson & Johnson entities requested relief, including provisional relief (a preliminary injunction), covering Austria, Belgium, France, Greece, Italy, The Netherlands, Norway, Spain, Sweden and Switzerland. On April 2, 1997, the Johnson & Johnson entities filed a similar cross-border proceeding in The Netherlands with respect to a second European patent licensed to Ethicon. In October 1997, Johnson & Johnson's request for provisional cross-border relief on both patents was denied by the Dutch Court, on the ground that it is "very likely" that the NIR® stent will be found not to infringe the patents. Johnson & Johnson appealed this decision with respect to the second patent; the appeal has been denied on the grounds that there is a "ready chance" that the patent will be declared null and void. In January 1999, Johnson & Johnson amended the claims of the second patent, changed the action from a cross-border case to a Dutch national action, and indicated its intent not to pursue its action on the first patent. On June 23, 1999, the Dutch Court affirmed that there were no remaining infringement claims with respect to either patent. In late 1999, Johnson & Johnson appealed this decision. A hearing on the appeal has not yet been scheduled.

On May 6, 1997, Ethicon Endosurgery, Inc. (Ethicon), a subsidiary of Johnson & Johnson, sued the Company in Dusseldorf, Germany, alleging that the Company's NIR® stent infringes one of Ethicon's patents. On June 23, 1998, the case was stayed following a decision in an unrelated nullity action in which the Ethicon patent was found to be invalid.

On August 22, 1997, Johnson & Johnson filed a suit for patent infringement against the Company alleging that the sale of the NIR® stent infringes certain Canadian patents owned by Johnson & Johnson. Suit was filed in the federal court of Canada seeking a declaration of infringement, monetary damages and injunctive relief. The Company has answered, denying the allegations of the complaint. A trial was originally expected to begin in March 2004. On November 27, 2003, Cordis requested this action be stayed and, on December 15, 2003, the Company appealed to overturn the stay and proceed to trial.

On March 30, 2000, the Company (through its subsidiary) filed suit for patent infringement against two subsidiaries of Cordis alleging that Cordis' Bx Velocity® stent delivery system infringes a published utility model owned by Medinol Ltd. and exclusively licensed to the Company. The complaint was filed in the District Court of Dusseldorf, Germany seeking monetary and injunctive relief. A hearing was held on March 15, 2001, and on June 6, 2001, the Court issued a written decision that Cordis' Bx Velocity stent delivery system infringes the Medinol published utility model. Cordis appealed the decision of the German court. A hearing on the appeal originally scheduled for April 3, 2003 was suspended until decisions are rendered in two actions pending in the U.S. District Court of New York between Medinol and the Company.

On March 25, 1996, Cordis filed a suit for patent infringement against SCIMED alleging the infringement of five U.S. patents by SCIMED's Leap™ balloon material used in certain SCIMED catheter products, including SCIMED's Bandit™ and Express Plus™ catheters. The suit was filed in the U.S. District Court for the District of Minnesota and seeks monetary and injunctive relief. SCIMED has answered, denying the allegations of the complaint. Pursuant to an agreement between the parties, this action has been stayed.

On March 27, 1997, SCIMED filed suit for patent infringement against Cordis, alleging willful infringement of several SCIMED U.S. patents by Cordis' Trackstar 14™, Trackstar 18™, Olympix™, Powergrip™, Sleek™, Sleuth™, Thor™, Titan™ and Valor™ catheters. The suit was filed in the U.S. District Court for the District of Minnesota, seeking monetary and injunctive relief. The parties have agreed to add Cordis' Charger™ and Helix™ catheters to the suit. Cordis has answered, denying the allegations of the complaint. Pursuant to an agreement between the parties, this action has been stayed.

On February 14, 2002, the Company and certain of its subsidiaries filed suit for patent infringement against Johnson & Johnson and Cordis alleging certain balloon catheters, stent delivery systems and guide catheters sold by Johnson & Johnson and Cordis infringe five U.S. patents owned by the Company. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On October 15, 2002, Cordis filed a counterclaim alleging certain balloon catheters and stent delivery systems sold by the Company infringe three U.S. patents owned by Cordis and seeking monetary and injunctive relief.

On December 6, 2002, the Company filed an amended complaint alleging two additional patents owned by the Company are infringed by the Cordis products. Trial is expected to begin in January 2005.

On March 26, 2002, the Company and Target Therapeutics, Inc. (Target), a wholly owned subsidiary of the Company, filed suit for patent infringement against Cordis alleging certain detachable coil delivery systems and/or pushable coil vascular occlusion systems (coil delivery systems) infringe three U.S. patents, owned by or exclusively licensed to Target. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. Trial is expected to begin in October 2004.

On January 13, 2003, Cordis filed suit for patent infringement against the Company and SCIMED alleging the Company's Express2™ coronary stent infringes a U.S. patent owned by Cordis. The suit was filed in the U.S. District Court for the District of Delaware seeking monetary and injunctive relief. On February 14, 2003, Cordis filed a motion requesting a preliminary injunction. The Company answered the complaint, denying the allegations, and filed a counterclaim against Cordis, alleging that certain products sold by Cordis infringe a patent owned by the Company. A hearing on the preliminary injunction motion was held, and on November 21, 2003, the Court denied both motions for preliminary injunctions. Cordis appealed the denial of its motion and an appeal hearing has been scheduled for April 2004. Trial is scheduled to begin June 13, 2005.

On March 13, 2003, the Company and Boston Scientific Scimed, Inc. filed suit for patent infringement against Johnson & Johnson and Cordis, alleging that its Cypher® drug-eluting stent infringes a patent owned by the Company. The suit was filed in the District Court of Delaware seeking monetary and injunctive relief. On March 20, 2003, the Company filed a motion seeking a preliminary injunction with respect to the sale of the Cypher stent in the United States. Cordis answered the complaint, denying the allegations, and filed a counterclaim against the Company alleging that the patent is not valid and is unenforceable. The Company filed an amended complaint alleging that the Cypher drug-eluting stent infringes two additional patents owned by the Company. A hearing on the preliminary injunction motion was held and, on November 21, 2003, the Court denied both motions for preliminary injunctions. Trial is scheduled to begin June 13, 2005.

On February 20, 2003, Janssen Pharmaceutica NV, an affiliate of Johnson & Johnson, filed suit against the Company (through its subsidiaries) and Medinol alleging that Bx Velocity stents manufactured in Belgium do not infringe a European patent owned by Medinol and exclusively licensed to the Company. The suit was filed in Belgium seeking a declaration of invalidity and noninfringement of the Medinol patent and monetary relief. A hearing was held June 16, 2003, and in November 2003, the Court ruled in favor of Janssen.

On December 24, 2003, the Company (through its subsidiary Schneider Europe GmbH) filed suit against the Belgian subsidiaries of Johnson & Johnson, Cordis and Janssen Pharmaceutica alleging that Cordis' Bx Velocity stent, Bx Sonic™ stent, Cypher stent, Cypher Select™ stent, Aqua T3™ balloon and U-Pass™ balloon infringe one of the Company's European patents. The suit was filed in the District Court of Brussels, Belgium seeking cross-border, injunctive and monetary relief. A separate suit was filed in the District Court of Brussels, Belgium against nine additional Johnson & Johnson subsidiaries.

On December 15, 2003, the Company and SCIMED filed suit for patent infringement against Johnson & Johnson and Cordis alleging Cordis' Cypher stent coating infringes two U.S. patents owned by the Company. The suit was filed in the District Court of Delaware seeking monetary and injunctive relief.

Litigation with Medtronic, Inc.

On March 10, 1999, the Company (through its subsidiary Schneider (Europe) AG) filed suit against Medtronic AVE, Inc. (Medtronic AVE), a subsidiary of Medtronic, Inc. (Medtronic), alleging that Medtronic AVE's AVE GFX, AVE GFX2, AVE LTX, CALYPSO RELY™, PRONTO SAMBA™ and SAMBA RELY™ rapid exchange catheters and stent delivery systems infringe one of the Company's German patents. The suit was filed in the District Court of Dusseldorf, Germany seeking injunctive and monetary relief. An expert's report was submitted to the Court on November 6, 2001 and a hearing was held on May 2, 2002. On June 11, 2002, the Court ruled that the Medtronic AVE products infringed the Company's patents. Medtronic AVE filed an appeal. Medtronic AVE is obligated to dismiss its appeal pursuant to a Settlement Agreement between the parties dated September 18, 2002. A hearing was held on January 8, 2004, and the appeal was dismissed.

On April 6, 1999, Medtronic AVE filed suit against SCIMED and another subsidiary of the Company alleging that the Company's NIR® stent infringes one of Medtronic AVE's European patents. The suit was filed in the District Court of Dusseldorf, Germany seeking injunctive and monetary relief. A hearing was held in Germany on September 23, 1999, and on November 4, 1999, the Court dismissed the complaint. On December 21, 1999, Medtronic AVE appealed the dismissal. The appeal has been stayed pending the outcome of a related nullity action. Oral arguments in the nullity action are scheduled for March 2004.

On August 13, 1998, Medtronic AVE, Inc. filed a suit for patent infringement against the Company and SCIMED alleging that the Company's NIR® stent infringes two patents owned by Medtronic AVE. The suit was filed in the U.S. District Court for the District of Delaware seeking injunctive and monetary relief. On May 25, 2000, Medtronic AVE amended the complaint to include a third patent. The Company and SCIMED have answered denying the allegations of the complaint. A hearing on the Company's motion for summary judgment of non-infringement was held August 11, 2003. A trial is expected in 2005.

On January 15, 2004, Medtronic Vascular, Inc. (Medtronic Vascular), a subsidiary of Medtronic, filed suit against the Company and SCIMED alleging the Company's Express® coronary stent and Express2™ coronary stents infringe four U.S. patents owned by Medtronic Vascular. The suit was filed in the District Court of Delaware seeking monetary and injunctive relief.

During the third quarter of 2002, the Company entered into an agreement to settle a number of patent infringement lawsuits between the Company and Medtronic. The settlement resolved the Company's damage claims against Medtronic arising out of a German court case and a U.S. arbitration proceeding involving Medtronic rapid exchange stent delivery systems and angioplasty dilatation balloon catheters. In accordance with the settlement agreement, during the third quarter of 2002, Medtronic paid the Company approximately $175 million to settle damage award claims for past infringement. In addition, during the third quarter of 2002, the Company recorded a net charge of approximately $76 million for settlement of litigation related to rapid exchange catheter technology.

Litigation with Guidant Corporation

On June 7, 2002, Advanced Cardiovascular Systems, Inc. (ACS) and Guidant Ltd., subsidiaries of Guidant Corporation (Guidant), filed suit against the Company and certain of its subsidiaries alleging that the Company's Express stent infringes two patents owned by ACS. The suit was filed in the United Kingdom, but has not been served upon the Company.

On October 15, 2002, ACS filed suit for patent infringement against the Company and SCIMED alleging the Company's Express stent infringes a U.S. patent owned by ACS. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary damages and injunctive relief. On December 6, 2002, the Company answered, denying allegations of the complaint and counterclaimed seeking a declaration of invalidity, noninfringement and enforceability. On August 18, 2003, the court granted the Company's motion to compel arbitration. Arbitration hearings are scheduled for March 1, 2004.

On December 3, 2002, ACS filed suit for patent infringement against the Company and SCIMED alleging the Company's Express® stent infringes a U.S. patent owned by ACS. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On January 30, 2003, the Company filed an answer denying allegations of the complaint and concurrently filed a counterclaim seeking declaratory judgment of patent invalidity and noninfringement and alleging that certain ACS products infringe five U.S. patents owned by the Company. The Company seeks monetary and injunctive relief. On March 17, 2003, ACS filed an amended complaint alleging an additional patent is infringed by the Company's product. On July 2, 2003, the Court granted the Company's motion to compel arbitration. Arbitration hearings are scheduled to begin on April 26, 2004.

On January 28, 2003, ACS filed suit for patent infringement against the Company and SCIMED alleging the Company's Express stent infringes a U.S. patent owned by ACS. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On August 13, 2003, ACS filed an amended complaint alleging the Company's Express stent infringes a second U.S. patent owned by ACS. The Company has answered denying the allegations of the complaint. A hearing has been scheduled for February 18, 2004.

On December 30, 2002, the Company and certain of its subsidiaries filed suit for patent infringement against Guidant, Guidant Sales Corporation and ACS alleging that certain stent delivery systems (Multi-Link Zeta™ and Multi-Link Penta™) and balloon catheter products (AGILTRAC™) sold by Guidant and ACS infringe nine U.S. patents owned by the Company. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On February 21, 2003, Guidant filed an answer denying the allegations of the complaint and filed a counterclaim seeking declaratory judgment of patent invalidity and noninfringement and alleging that certain Company products infringe patents owned by ACS. Trial is expected to begin in January 2005.

Litigation Relating to Cook, Inc.

On September 10, 2001, the Company delivered a Notice of Dispute to Cook, Inc. (Cook) asserting that Cook breached the terms of a certain License Agreement among Angiotech Pharmaceuticals, Inc. (Angiotech), Cook and the Company (the Agreement) relating to an improper arrangement between Cook and Guidant. On December 13, 2001, Cook filed suit in the U.S. District Court for the Northern District of Illinois seeking declaratory and injunctive relief. The Company answered the complaint on December 26, 2001, denying the allegations and filed counterclaims seeking declaratory and injunctive relief. On June 27, 2002, the Court found in favor of the Company, ruling that Cook breached the Agreement. On October 1, 2002, the Court granted the Company's request for a permanent injunction prohibiting certain activities under the Agreement and enjoining the use of the clinical data and technologies developed by Cook or Guidant in violation of the Agreement. Cook appealed the decision to the U.S. Court of Appeals for the Seventh Circuit. On June 19, 2003, the Court of Appeals affirmed the District Court's decision. The Court of Appeals modified the District Court's injunction by deleting language that would have prohibited the use of clinical data to obtain regulatory approval, but continued to enjoin the sale of products.

Other Patent Litigation

On July 28, 2000, Dr. Tassilo Bonzel filed a complaint naming certain of the Company's Schneider Worldwide subsidiaries and Pfizer Inc. (Pfizer) and certain of its affiliates as defendants, alleging that Pfizer failed to pay Dr. Bonzel amounts owed under a license agreement involving Dr. Bonzel's patented Monorail™ technology. The suit was filed in the District Court for the State of Minnesota seeking monetary relief. On September 26, 2001, Dr. Bonzel and the Company reached a contingent settlement involving all but one claim asserted in the complaint. The contingency has been satisfied and the settlement is now final. On December 17, 2001, the remaining claim was dismissed without prejudice with leave to refile the suit in Germany. Dr. Bonzel filed an appeal of the dismissal of the remaining claim. On July 29, 2003, the Appellate Court affirmed the lower court's dismissal, and on October 24, 2003, the Minnesota Supreme Court denied Dr. Bonzel's petition for further review.

On September 12, 2002, EV3 Inc.(EV3) filed suit against The Regents of the University of California and a subsidiary of the Company in the District Court of The Hague, Netherlands, seeking a declaration that EV3's EDC II and VDS embolic coil products do not infringe three patents licensed by the Company from The Regents of the University of California. On October 22, 2003, the Court ruled that the EV3 products infringe three patents licensed by the Company. On December 18, 2003, EV3 appealed the Court's ruling. A hearing has not yet been scheduled.

On January 21, 2003, Dendron GmbH, EV3 Ltd., EV3 International, Inc., Microvena Corporation and Micro Therapeutics, Inc. (the EV3 Parties) filed suit against The Regents of the University of California in the United Kingdom seeking a declaration that certain of the EV3 Parties' detachable coil and microcatheter products do not infringe a patent licensed by the Company from The Regents of the University of California and revocation of the patent. The Company has answered, denying the allegations of the complaint and filed a counterclaim against the EV3 Parties alleging that the products infringe a patent licensed to the Company and owned by the University. Trial is expected to begin in May 2004.

On July 21, 2003, EV3, Micro Therapeutics, Inc., and Dendron GmbH (the EV3 Parties) filed suit against the Company and The Regents of the University of California in the U. S. District Court for the Western District of Wisconsin seeking a declaration that certain of the EV3 Parties' embolic coil products do not infringe three U.S. patents licensed by the Company from The Regents of the University of California, and further seeks a declaration of invalidity of all three patents. The University of California and the Company filed motions to dismiss the cases; the motions were granted on October 24, 2003.

On December 16, 2003, The Regents of the University of California (The Regents) filed suit against Micro Therapeutics, Inc. (Micro Therapeutics) and Dendron GmbH (Dendron) alleging Micro Therapeutics' Sapphire™ detachable coil delivery systems infringe twelve patents licensed by the Company and owned by The Regents. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On January 8, 2004, Micro Therapeutics and Dendron filed a third-party complaint to include the Company and Target as third-party defendants.

Litigation with Medinol Ltd.

On April 5, 2001, Medinol Ltd. (Medinol) filed a complaint against the Company and certain of its current and former employees alleging breaches of contract, fraud and other claims. The suit was filed in the U.S. District Court for the Southern District of New York seeking monetary and injunctive relief. On April 26, 2001, Medinol amended its complaint to add claims alleging misappropriation of trade secrets in relation to the Company's Express stent development program. Medinol seeks monetary and injunctive relief, as well as an end to the Company's right to distribute Medinol stents and to gain access to certain Company intellectual property. On April 30, 2001, the Company answered and countersued Medinol and its principals, seeking monetary and injunctive relief. During the last quarter of 2001, the Court dismissed several of the individuals from the case. Summary judgment hearings were held in November and December 2003. No decision has been rendered, and no trial date has been set.

On June 11, 2001, the Company filed suit in the Jerusalem District Court in Israel against Medinol and its controlling shareholders, alleging among other things, loss of faith among Medinol's shareholders, breach of duty by Medinol management and misappropriation of corporate opportunities, including trade secrets and intellectual property. The suit seeks, among other things, monetary relief and costs. Preliminary motions were heard on October 29, 2001. Medinol and its shareholders requested the Court to strike the claim on the grounds of lack of jurisdiction. The Court rejected the motion except for the nomination of a director to Medinol, which was referred to the District Court of New York. A preliminary hearing originally scheduled for June 9, 2003 was canceled and has not yet been rescheduled.

On April 22, 2002, Medinol filed suit against Boston Scientific Medizintechnik GmbH, a German subsidiary of the Company, alleging the Company's Express stent infringes certain German patents and utility models owned by Medinol. The suit was filed in Dusseldorf, Germany. Hearings were held in May 2003, and on June 24, 2003, the German court found that the Express stent infringes one German patent and one utility model asserted by Medinol and enjoined sales in Germany. The Company has appealed and a hearing on the appeal is scheduled for September 24, 2004.

On July 2, 2003, Medinol filed a motion against the Company seeking a preliminary injunction with respect to the sale of the Express stent in Germany. The German Court granted Medinol's motion effective September 23, 2003. The Company appealed the German Court's decision. A hearing is scheduled for February 26, 2004.

On January 21, 2003, Medinol filed suit against several of the Company's international subsidiaries in the District Court of The Hague, Netherlands seeking cross-border, monetary and injunctive relief covering The Netherlands, Austria, Belgium, United Kingdom, Ireland, Switzerland, Sweden, Spain, France, Portugal and Italy, alleging the Company's Express® stent infringes four European patents owned by Medinol. A hearing was held on October 10, 2003, and a decision was rendered on December 17, 2003 finding the Company infringes one patent. The Court, however, granted no cross-border relief. The Company has appealed the finding. The Company has filed nullity actions against one of the patents in Ireland, France, Italy, Spain, Sweden, Portugal and Switzerland.

On September 10, 2002, the Company filed suit against Medinol alleging Medinol's NIRFlex™ and NIRFlex™ Royal products infringe two patents owned by the Company. The suit was filed in Dusseldorf, Germany seeking monetary and injunctive relief. A hearing was held on September 23, 2003. On October 28, 2003, the German Court found that Medinol infringes one of the two patents owned by the Company. On December 8, 2003, the Company filed an appeal relative to the other patent.

On September 25, 2002, the Company filed suit against Medinol alleging Medinol's NIRFlex™ and NIRFlex™ Royal products infringe a patent owned by the Company. The suit was filed in the District Court of The Hague, Netherlands seeking cross-border, monetary and injunctive relief.

On September 10, 2003, the Dutch Court ruled that the patent was invalid. The Company appealed the Court's decision in December 2003. A hearing on the appeal has not yet been scheduled.

Department of Justice Investigation

In October 1998, the Company recalled its NIR ON® Ranger™ with Sox™ coronary stent delivery system following reports of balloon leaks. Since November 1998, the U.S. Department of Justice has been conducting an investigation primarily regarding: the shipment, sale and subsequent recall of the NIR ON® Ranger™ with Sox™ stent delivery system; aspects of the Company's relationship with Medinol, the vendor of the stent; and related events. The Company and two senior officials have been advised that they are targets of the federal grand jury investigation, but that no final decision has been made as to whether any potential charges would be brought. Although the Company has contested certain procedural matters related to the conduct of the investigation, the Company and the two senior officials have agreed to extend the applicable statute of limitations, which may result in the investigation continuing into mid 2004 or beyond. There can be no assurance that the investigation will result in an outcome favorable to the Company, that charges would not be brought, or that the Company would not agree to a further extension of the statute. The Company believes that it will ultimately be demonstrated that the Company and its officials acted responsibly and appropriately.

Other Proceedings

On October 31, 2000, the Federal Trade Commission (FTC) filed suit against the Company for alleged violations of a Consent Order dated May 5, 1995, pursuant to which the Company had licensed certain intravascular ultrasound technology to Hewlett-Packard Company (HP). The suit was filed in the U.S. District Court for the District of Massachusetts seeking civil penalties and injunctive relief. The Company filed a motion to dismiss the complaint and the FTC filed a motion for summary judgment. On October 5, 2001, the Court dismissed three of the five claims against the Company and granted summary judgment of liability in favor of the FTC on the two remaining claims. On March 28, 2003, the Court entered a judgment against the Company in the amount of approximately $7 million.

On January 10, 2002 and January 15, 2002, Alan Schuster and Antoinette Loeffler, respectively, putatively initiated shareholder derivative lawsuits for and on behalf of the Company in the U.S. District Court for the Southern District of New York against the Company's then current directors and the Company as nominal defendant. Both complaints allege, among other things, that with regard to the Company's relationship with Medinol, the defendants breached their fiduciary duties to the Company and its shareholders in the management and affairs of the Company, and in the use and preservation of the Company's assets. The suits seek a declaration of the directors' alleged breach, damages sustained by the Company as a result of the alleged breach, monetary and injunctive relief. On October 18, 2002, the plaintiffs filed a consolidated amended complaint naming two senior officials as defendants and the Company as nominal defendant. On November 15, 2002, defendants moved to dismiss the complaint and, alternatively, for a stay of this litigation pending resolution of a separate lawsuit brought by Medinol against the Company. Plaintiffs have consented to the stay sought by defendants.

Product Liability Claims

At the beginning of the third quarter of 2002, the Company elected to become substantially self-insured with respect to general and product liability claims. As a result of economic factors impacting the insurance industry, meaningful liability insurance coverage became unavailable while the cost of insurance became economically prohibitive. In the normal course of its business, product liability claims are asserted against the Company. The Company accrues anticipated costs of litigation and loss for product liability claims based on historical experience, or to the extent they are probable and estimable. Losses for claims in excess of the limits of purchased insurance are recorded in earnings at the time and to the extent they are probable and estimable. Product liability claims against the Company will likely be asserted in the future related to events not known to management at the present time. The absence of third-party insurance coverage increases the Company's exposure to unanticipated claims or adverse decisions. However, based on product liability losses experienced in the past, the election to become substantially self-insured is not expected to have a material impact on future operations.

Management believes that the Company's risk management practices, including limited insurance coverage, are reasonably adequate to protect against anticipated general and product liability losses. However, unanticipated catastrophic losses could have a material adverse impact on the Company's financial position, results of operations and liquidity.

Note M – Stockholders' Equity

Preferred Stock: The Company is authorized to issue 50 million shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative participating, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by the Company's stockholders. At December 31, 2003, the Company had no shares of preferred stock outstanding.

Common Stock: The Company is authorized to issue 1,200 million shares of common stock, $.01 par value per share. Holders of common stock are entitled to one vote per share. Holders of common stock are entitled to receive dividends if and when declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of liquidation. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The holders of common stock do not have cumulative voting rights. The holders of a majority of the shares of common stock can elect all of the directors and can control the management and affairs of the Company.

The Company paid a two-for-one stock split, effected in the form of a 100 percent stock dividend on November 5, 2003. All historical share and per share amounts have been restated to reflect the stock split except for share amounts presented in the consolidated statements of stockholders' equity and the consolidated balance sheets, which reflect the actual share amounts outstanding for each period presented.

The Company is authorized to purchase on the open market and in private transactions up to approximately 120 million shares of the Company's common stock. Purchased stock is principally used to satisfy the Company's obligations pursuant to its equity incentive plans, but may also be used for general corporate purposes, including acquisitions. The Company repurchased 22 million shares of its common stock at an aggregate cost of approximately $570 million during 2003. As of December 31, 2003, the Company had purchased approximately 97 million shares of its common stock under this authorization.

Note N – Stock Ownership Plans

Employee and Director Stock Incentive Plans

Boston Scientific's 1992, 1995, 2000 and 2003 Long-Term Incentive Plans provide for the issuance of up to 170 million shares of common stock. The terms of these four plans are similar. Together, the plans cover officers of, directors of, employees of and consultants to the Company and provide for the grant of various incentives, including qualified and non-qualified options, stock grants, share appreciation rights and performance awards. Options granted to purchase shares of common stock are either immediately exercisable or exercisable in installments as determined by the Compensation Committee of the Board of Directors, consisting of two or more non-employee directors (the Committee), and expire within ten years from date of grant. In the case of qualified options, if an employee owns more than 10 percent of the voting power of all classes of stock, the option granted will be at 110 percent of the fair market value of the Company's common stock on the date of grant and will expire over a period not to exceed five years. The 1992 Long-Term Incentive Plan expired on March 31, 2002, after which time grants were issued under the 1995, 2000 and 2003 Long-Term Incentive Plans.

The Committee may also make stock grants in which shares of common stock may be issued to directors, officers, employees and consultants at a purchase price less than fair market value. The terms and conditions of such issuances, including whether achievement of individual or Company performance targets is required for the retention of such awards, are determined by the Committee. The Committee may also issue shares of common stock and/or authorize cash awards under the incentive plans in recognition of the achievement of long-term performance objectives established by the Committee.

In January 2000, the Company granted under its 1992 and 1995 Long-Term Incentive Plans approximately 2.2 million shares of its common stock to a limited group of employees subject to certain forfeiture restrictions. The purpose of the program was to help retain key employees. The market value of these shares was approximately $26 million on the date of issuance and the vesting period was three years. This amount was recorded as deferred compensation and shown as a separate component of stockholders' equity. The deferred compensation was amortized to expense over the vesting period and amounted to approximately $6 million and $7 million for the years ended December 31, 2002 and 2001, respectively. At December 31, 2002, the deferred compensation was fully amortized. The Company reversed approximately $5 million of deferred compensation associated with forfeitures of these restricted shares.

There were no stock grants issued to employees during 2003 and 2002. During 2001, there were stock grants of 100,000 shares issued to employees. There were no restricted stock forfeitures during 2003. During 2002 and 2001, there were approximately 48,000 and 182,000 shares, respectively, of restricted stock forfeited.

Boston Scientific's 1992 Non-Employee Directors' Stock Option Plan provides for the issuance of up to 400,000 shares of common stock and authorizes the automatic grant to outside directors of options to acquire a specified number of shares of common stock generally on the date of each annual meeting of the stockholders of the Company or on the date a non-employee director is first elected to the Board of Directors. Options under this plan are exercisable ratably over a three-year period and expire ten years from the date of grant. This plan expired on March 31, 2002 after which time grants to outside directors were issued under the 2000 and 2003 Long-Term Incentive Plans.

A table illustrating the effect on net income (loss) and net income (loss) per share as if the fair value method had been applied is presented in Note A. The fair value of the stock options used to calculate the pro forma net income (loss) and net income (loss) per share were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	0%	0%	0%
Expected volatility	49.28%	49.80%	51.40%
Risk-free interest rate	3.13%	3.18%	4.86%
Actual forfeitures	958,652	2,727,872	6,632,000
Expected life	5.0	5.0	6.0

The weighted average grant-date fair value per share of options granted during 2003, 2002 and 2001, calculated using the Black-Scholes option pricing model, is $14.96, $9.58 and $6.35, respectively.

Information related to stock options at December 31 under stock incentive plans is as follows:

(option amounts in thousands)	2003		2002		2001	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at January 1	84,218	$ 12.23	87,954	$ 10.78	89,146	$ 10.68
Granted	6,857	33.33	10,668	20.55	12,014	10.83
Exercised	(24,023)	10.10	(10,752)	8.53	(4,964)	6.07
Canceled	(949)	13.86	(3,652)	12.68	(8,242)	12.58
Outstanding at December 31	**66,103**	**15.16**	**84,218**	**12.23**	**87,954**	**10.78**
Exercisable at December 31	**42,126**	**$ 12.01**	**48,878**	**$ 11.05**	**43,418**	**$ 10.52**

Below is additional information related to stock options outstanding and exercisable at December 31, 2003:

(option amounts in thousands)	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$ 0.00–8.00	12,629	5.7	$ 6.30	11,773	$ 6.23
8.01–16.00	28,259	6.0	11.80	19,551	11.78
16.01–24.00	19,029	7.0	19.74	10,802	18.75
24.01–32.00	360	9.6	31.00		
32.01–40.00	5,826	10.0	34.74		
	66,103	6.6	$ 15.16	42,126	$ 12.01

Shares reserved for future issuance under all of the Company's incentive plans totaled approximately 113 million at December 31, 2003.

Stock Purchase Plan

Boston Scientific's Global Employee Stock Ownership Plan (Stock Purchase Plan) provides for the granting of options to purchase up to 15 million shares of the Company's common stock to all eligible employees. Under the Stock Purchase Plan, each eligible employee is granted, at the beginning of each period designated by the Committee as an offering period, an option to purchase shares of the Company's common stock equal to not more than 10 percent of the employee's eligible compensation. Such options may be exercised generally only to the extent of accumulated payroll deductions at the end of the offering period, at a purchase price equal to 85 percent of the fair market value of the Company's common stock at the beginning or end of each offering period, whichever is less.

During 2003, approximately 1,288,000 shares were issued at prices ranging from $12.21 to $18.27 per share. During 2002, approximately 1,838,000 shares were issued at prices ranging from $7.47 to $9.67 per share, and during 2001, approximately 2,212,000 shares were issued at prices ranging from $5.74 to $5.82 per share. At December 31, 2003, there were approximately 4 million shares available for future issuance.

Note O – Earnings Per Share

The following table sets forth the computations of basic and diluted earnings per share:

Year Ended December 31, (in millions, except per share data)	2003	2002	2001
Basic:			
Net income (loss)	$ 472	$ 373	$ (54)
Weighted average shares outstanding	821.0	814.2	802.8
Net income (loss) per common share	**$ 0.57**	**$ 0.46**	**$ (0.07)**
Assuming Dilution:			
Net income (loss)	$ 472	$ 373	$ (54)
Weighted average shares outstanding	821.0	814.2	802.8
Net effect of dilutive stock-based compensation	24.4	15.8	
Total	**845.4**	**830.0**	**802.8**
Net income (loss) per common share	**$ 0.56**	**$ 0.45**	**$ (0.07)**

During 2003, 2002 and 2001, approximately 1 million, 21 million and 48 million potential common shares, respectively, were not included in the computation of earnings per share, assuming dilution, because exercise prices were greater than the average market price of the common shares. The net effect of dilutive stock-based compensation was approximately 9 million common share equivalents in 2001, however this amount was not included in the computation of earnings per share, assuming dilution, because it would have been antidilutive.

Note P – Segment Reporting

The Company has four reportable operating segments based on geographic regions: the United States, Europe, Japan and Inter-Continental. Each of the Company's reportable segments generates revenues from the sale of less-invasive medical devices. The reportable segments represent an aggregate of operating divisions.

Sales and operating results of reportable segments are based on internally derived standard foreign exchange rates, which may differ from year to year and do not include inter-segment profits. The segment information for 2002 and 2001 sales and operating results has been restated based on the Company's standard foreign exchange rates used for 2003. Because of the interdependence of the reportable segments, the operating profit as presented may not be representative of the geographic distribution that would occur if the segments were not interdependent. Total assets and purchases of property, plant and equipment are based on foreign exchange rates used in the Company's consolidated financial statements.

(in millions)	United States	Europe	Japan	Inter-Continental	Total
2003:					
Net sales	$ 1,924	$ 600	$ 503	$ 303	$ 3,330
Depreciation	8	3	3	2	16
Operating income allocated to reportable segments	693	278	285	121	1,377
2002:					
Net sales	$ 1,756	$ 480	$ 494	$ 205	$ 2,935
Depreciation	10	3	3	2	18
Operating income allocated to reportable segments	650	200	285	58	1,193
2001:					
Net sales	$ 1,598	$ 416	$ 508	$ 168	$ 2,690
Depreciation	10	4	4	2	20
Operating income allocated to reportable segments	548	153	300	24	1,025

A reconciliation of the totals reported for the reportable segments to the applicable line items in the consolidated financial statements is as follows:

Year Ended December 31, (in millions)	2003	2002	2001
Net Sales:			
Total net sales allocated to reportable segments	$ 3,330	$ 2,935	$ 2,690
Foreign exchange	146	(16)	(17)
	$ 3,476	**$ 2,919**	**$ 2,673**
Depreciation:			
Total depreciation allocated to reportable segments	$ 16	$ 18	$ 20
Manufacturing operations	65	46	48
Corporate expenses and foreign exchange	26	25	28
	$ 107	**$ 89**	**$ 96**
Income Before Income Taxes:			
Total operating income allocated to reportable segments	$ 1,377	$ 1,193	$ 1,025
Manufacturing operations	(267)	(248)	(230)
Corporate expenses and foreign exchange	(361)	(349)	(413)
Purchased research and development	(37)	(85)	(282)
Litigation-related (charges) credits, net	(15)	99	
	697	610	100
Other income (expense)	(54)	(61)	(56)
	$ 643	**$ 549**	**$ 44**

Enterprise-wide Information

Year Ended December 31, (in millions)	2003	2002	2001
Net Sales:			
Cardiovascular	$ 2,504	$ 2,067	$ 1,926
Endosurgery	972	852	747
	$ 3,476	**$ 2,919**	**$ 2,673**
Long-Lived Assets:			
United States	$ 536	$ 464	$ 439
Ireland	169	134	111
Other foreign countries	39	38	42
	$ 744	**$ 636**	**$ 592**

Report of Independent Auditors

Board of Directors
Boston Scientific Corporation

We have audited the accompanying consolidated balance sheets of Boston Scientific Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Scientific Corporation and subsidiaries at December 31, 2003, and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes A and E to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangible Assets.*

Ernst & Young LLP

Boston, Massachusetts
January 30, 2004

Five-Year Selected Financial Data (unaudited) (in millions, except per share data)

Year Ended December 31,	2003	2002	2001	2000	1999
Operating Data:					
Net sales	$ 3,476	$ 2,919	$ 2,673	$ 2,664	$ 2,842
Gross profit	2,515	2,049	1,754	1,832	1,856
Selling, general and administrative expenses	1,171	1,002	926	867	842
Amortization expense	89	72	136	91	92
Royalties	54	36	35	37	46
Research and development expenses	452	343	275	199	197
Purchased research and development	37	85	282		
Litigation-related charges (credits), net	15	(99)			
Restructuring and merger-related charges (credits)				58	(10)
Total operating expenses	1,818	1,439	1,654	1,252	1,167
Operating income	697	610	100	580	689
Net income (loss)	472	373	(54)	373	371
Net income (loss) per common share:					
Basic	$ 0.57	$ 0.46	$ (0.07)	$ 0.46	$ 0.46
Assuming dilution	$ 0.56	$ 0.45	$ (0.07)	$ 0.46	$ 0.45
Weighted average shares outstanding – assuming dilution	845.4	830.0	802.8	816.6	822.7

December 31,	2003	2002	2001	2000	1999
Balance Sheet Data:					
Working capital	$ 487	$ 285	$ 275	$ 173	
Total assets	5,699	4,450	3,974	3,427	$ 3,572
Commercial paper – short-term	547	88	99	56	277
Bank obligations – short-term	6		132	204	323
Long-term debt, net of current portion	1,172	847	973	574	688
Stockholders' equity	2,862	2,467	2,015	1,935	1,724
Book value per common share	$ 3.46	$ 3.00	$ 2.49	$ 2.42	$ 2.11

The Company paid a two-for-one stock split that was effected in the form of a 100 percent stock dividend on November 5, 2003.
All historical amounts above have been restated to reflect the stock split.

(see notes to the consolidated financial statements)

Quarterly Results of Operations (unaudited) (in millions, except per share data)

Three Months Ended	March 31,	June 30,	September 30,	December 31,
2003				
Net sales	$ 807	$ 854	$ 876	$ 939
Gross profit	581	619	633	682
Operating income	155	173	173	196
Net income	97	114	124	137
Net income per common share – basic	$ 0.12	$ 0.14	$ 0.15	$ 0.17
Net income per common share – assuming dilution	$ 0.11	$ 0.13	$ 0.15	$ 0.16
2002				
Net sales	$ 675	$ 708	$ 722	$ 814
Gross profit	468	483	511	587
Operating income	125	82	246	157
Net income	82	25	161	105
Net income per common share – basic	$ 0.10	$ 0.03	$ 0.20	$ 0.13
Net income per common share – assuming dilution	$ 0.10	$ 0.03	$ 0.19	$ 0.12

During the first, second, third and fourth quarters of 2003, the Company recorded after-tax charges of $20 million, $12 million, $13 million and $4 million, respectively. The net charges for the year consisted of purchased research and development costs primarily attributable to acquisitions, and charges related to litigation with the Federal Trade Commission and product liability settlements.

During the first, second, third and fourth quarters of 2002, the Company recorded after-tax charges (credits) of $7 million, $70 million, $(62) million and $25 million, respectively. The net charges (credits) for the year consisted of purchased research and development associated with acquisitions, costs related to the Company's global operations strategy, a charitable donation to fund the Boston Scientific Foundation, special credits for net amounts received in connection with settlements of litigation related to rapid exchange catheter technology, and a tax refund of previously paid taxes.

The Company paid a two-for-one stock split that was effected in the form of a 100 percent stock dividend on November 5, 2003. All historical amounts above have been restated to reflect the stock split.

(see notes to the consolidated financial statements)

Market for the Company's Common Stock and Related Matters (unaudited)

The following table shows the market range for the Company's common stock based on reported sales prices on the New York Stock Exchange. All amounts below reflect the impact of the Company's two-for-one common stock split that was effected in the form of a 100 percent stock dividend on November 5, 2003.

2003	High	Low
First Quarter	$ 23.70	$ 19.84
Second Quarter	32.30	20.63
Third Quarter	34.21	28.33
Fourth Quarter	36.76	31.09

2002	High	Low
First Quarter	$ 12.55	$ 10.56
Second Quarter	15.84	12.12
Third Quarter	15.78	11.65
Fourth Quarter	22.11	16.14

The Company has not paid a cash dividend during the past five years. The Company currently intends to retain all of its earnings to finance the continued growth of its business. Boston Scientific may consider declaring and paying a dividend in the future; however, there can be no assurance that it will do so.

At December 31, 2003, there were 8,798 recordholders of the Company's common stock.

(see notes to the consolidated financial statements)

CORPORATE INFORMATION

EXECUTIVE OFFICERS AND DIRECTORS

John E. Abele
Director; Founder Chairman

Lawrence C. Best
Senior Vice President, Finance and Administration and Chief Financial Officer

Ursula M. Burns [2,4]
Director; Senior Vice President and President, Business Group Operations of Xerox Corporation

Joseph A. Ciffolillo [2,4]
Director; Retired Investor

Fredericus A. Colen
Senior Vice President and Chief Technology Officer

Paul Donovan
Vice President, Corporate Communications

Joel L. Fleishman [1,3]
Director; Professor of Law and Public Policy, Duke University

Marye Anne Fox, Ph.D. [1,4]
Director; Chancellor of North Carolina State University

Ray J. Groves [2,3]
Director; Chairman and Chief Executive Officer of Marsh Inc.

Paul A. LaViolette
Senior Vice President and Group President, Cardiovascular

Robert G. MacLean
Senior Vice President, Human Resources

Ernest Mario, Ph.D. [3,4]
Director; Chairman and Chief Executive Officer, Reliant Pharmaceuticals, LLC

Stephen F. Moreci
Senior Vice President and Group President, Endosurgery

N.J. Nicholas, Jr. [4]
Director; Private Investor

Peter M. Nicholas
Director; Chairman of the Board

Dennis A. Ocwieja
Senior Vice President, Regulatory Affairs and Quality

John E. Pepper [1,2]
Director; Vice President, Finance and Administration, Yale University

Uwe E. Reinhardt, Ph.D. [1,3]
Director; Professor of Economics and Public Affairs, Princeton University

Warren B. Rudman [2,3]
Director; Former U.S. Senator, Of Counsel, Paul, Weiss, Rifkind, Wharton & Garrison

Paul W. Sandman
Senior Vice President, Secretary and General Counsel

James H. Taylor, Jr.
Senior Vice President, Corporate Operations

James R. Tobin [4]
Director; President and Chief Executive Officer

CORPORATE HEADQUARTERS

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(508) 650-8000
(508) 647-2200 *(Investor Relations Facsimile)*
www.bostonscientific.com

REGIONAL HEADQUARTERS

Boston Scientific Asia Pacific Pte. Ltd.
Singapore

Boston Scientific International S.A.
Paris, France

Boston Scientific Japan K.K.
Tokyo, Japan

TECHNOLOGY CENTERS

Cork, Ireland

Fremont, CA, U.S.A.

Galway, Ireland

Glens Falls, NY, U.S.A.

Letterkeny, Ireland

Maple Grove, MN, U.S.A.

Miami, FL, U.S.A.

Miyazaki, Japan

Mountain View, CA, U.S.A.

Murietta, CA, U.S.A.

Natick, MA, U.S.A.

Plymouth, MN, U.S.A.

Redmond, WA, U.S.A.

San Diego, CA, U.S.A.

San Jose, CA, U.S.A.

San Leandro, CA, U.S.A.

Spencer, IN, U.S.A.

Tullamore, Ireland

Watertown, MA, U.S.A.

Wayne, NJ, U.S.A.

STOCKHOLDER INFORMATION STOCK LISTING

Boston Scientific Corporation common stock is traded on the NYSE under the symbol "BSX."

TRANSFER AGENT

Inquiries concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or changes of address should be directed to the Company's Transfer Agent at:

MELLON INVESTOR SERVICES LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800)-898-6713
www.melloninvestor.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Boston, Massachusetts

ANNUAL MEETING

The annual meeting for shareholders will take place on Tuesday, May 11, 2004, beginning at 10:00 a.m. at the FleetBoston Financial Building, 100 Federal Street, Boston, MA.

INVESTOR INFORMATION REQUESTS

Investors, shareholders and security analysts seeking information about the Company should refer to the Company's website at www.bostonscientific.com or call Investor Relations at (508) 650-8555.

CORPORATE GOVERNANCE

The Company's Corporate Governance Guidelines, including charters of each standing committee of the Board, and Code of Conduct, which applies to all directors, employees and officers of the Company, including the Chief Executive Officer and Chief Financial Officer, is also available on the Company's website at www.bostonscientific.com.

SEC REPORTS

Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available free of charge through the Company's website at www.bostonscientific.com.

Copies of these reports are also available by directing requests to:
Investor Relations
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(508) 650-8555
(508) 647-2200 *(Facsimile)*
Investor_Relations@bsci.com

1 *Member of the Audit Committee*
2 *Member of the Executive Compensation and Human Resources Committee*
3 *Member of the Nominating and Governance Committee*
4 *Member of the Strategic Investment Committee*

Boston Scientific

Delivering what's next.™

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
508.650.8000
www.bostonscientific.com

BSCAR2004